Form 20-F
period 2026-04-30
PHAOS TECHNOLOGY HOLDINGS (CAYMAN) Ltd
filed 2026-08-31
CIK 2024258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-42952

Phaos Technology Holdings (Cayman) Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

55 Ayer Rajah Crescent,

#5-05

Singapore 139949

(Address of principal executive offices)

Gan Hong Loon

hongloon@phaostech.com

+65 6250 3877

55 Ayer Rajah Crescent,
#05-05 Singapore 139949
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary shares, par value $0.0001 per Class A Ordinary Share	POAS	NYSE American

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,446,750 Class A Ordinary Shares and 15,125,251 Class B Ordinary Shares issued and outstanding as of April 30, 2026.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Non-accelerated filer	☒
Accelerated filer	☐	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“Amended and Restated Memorandum of Association” means the amended and restated memorandum of association of our Company adopted on October 21, 2024.

“Second Memorandum of Association” means the memorandum of association of our Company adopted on July 14, 2025.

“Memorandum and Articles of Association” means collectively the Second Amended and Restated Memorandum of Association and the Articles of Association of our Company originally adopted on March 7, 2024 at incorporation.

“Business Day” means a day (other than a Saturday, Sunday, or public holiday in the U.S.) on which licensed banks in the U.S. are generally open for normal business to the public.

“Company,” “our Company,” or “Phaos Technology Cayman” means Phaos Technology Holdings (Cayman) Limited, an exempted company incorporated in the Cayman Islands with limited liability on March 7, 2024.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

“COVID-19” means the Coronavirus Disease 2019.

“Directors” means the directors of our Company as of the date of this 20-F, unless otherwise stated.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Executive Directors” means the executive Directors of our Company as of the date of this 20-F, unless otherwise stated.

“Executive Officers” means the executive officers of our Company as of the date of this 20-F, unless otherwise stated.

“Group,” “our Group,” “we,” “us,” or “our” means our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

“Independent Directors” means the independent non-executive directors of our Company as of the date of this 20-F, unless otherwise stated.

“Independent Third Party” means a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company.

“MOM” means the Ministry of Manpower of Singapore.

“PTPL” means Phaos Technology Pte. Ltd., a company incorporated in Singapore on February 22, 2017, and a wholly owned subsidiary of our Company.

“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

“SEC” or “U.S. Securities and Exchange Commission” means the United States Securities and Exchange Commission.

ii

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Warrant Shares” means the Class A Ordinary Shares issuable upon exercise of the Warrants.

“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

“WSH” means the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

“US$,” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

Phaos Technology Holdings (Cayman) Limited is a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, we conduct all of our operations through our wholly-owned subsidiaries in Singapore. Our reporting currency is the U.S. Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in foreign currency translation reserve. Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Singapore dollars into U.S. dollars are based on the exchange rates set forth in the H10 statistical release of the Federal Reserve Board. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars for the financial year ended April 30, 2026 were made at S$1.2738 to US$1.00 and, the exchange rate set forth in the H10 statistical release of the Federal Reserve Board on April 30, 2026.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

iii

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

iv

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. Reserved

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

●	We are an early revenue stage company and have incurred operating losses since inception, and we do not know when we will attain profitability. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

●	Terms of subsequent financings may adversely impact your investment.

●	Our inability to manage growth could harm our business.

●	We have substantial doubt about our ability to continue as a going concern.

●	We are susceptible to fluctuations in the prices and quantity of materials and components used in the manufacturing of our microscopy equipment.

●	For the financial years ended April 30, 2025 and 2026, our top 5 customers accounted for 85% and 81% of our total revenue, with our largest customer accounting for 23% and 38%, respectively.

●	Our expansion of direct sales efforts may not be successful and could adversely affect our business, financial condition and results of operations.

●	Unless we diversify our customer base, we are subject to geographic risk.

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our microscopy equipment sold by or sold to our customers.

●	A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in.

●	We may be exposed to disputes and claims arising from the usage of our microscopy equipment.

●	We may be affected if we are found to be in breach of any lease agreements entered into by us.

●	Increased competition in the microscopy equipment business may affect our ability to maintain our market share and growth.

●	We are exposed to the credit risks of our customers.

●	Our business is subject to supply chain interruptions.

●	We may be affected by an outbreak of other infectious diseases.

●	We are exposed to risks arising from fluctuations in foreign currency exchange rates.

●	We are subject to health and safety regulations and penalties and may be adversely affected by new and changing laws and regulations.

●	Our insurance policies may be inadequate to cover our assets, operations, and any loss arising from business interruptions.

●	We may be harmed by negative publicity.

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

●	We are exposed to risks with respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions, and other uncontrollable events.

●	We may not be able to successfully implement our business strategies and future plans.

●	We are subject to risks related to product recalls, and our operation results and financial condition would suffer if we fail to adequately manage such risks.

●	We have provided a loan to PT Neura Integrasi Solusi for the development of biomedical scanning software, and their inability to meet their financial obligations, or our inability to fully enforce our rights against them could have a material adverse effect on our results. This loan has been fully written off as at April 30, 2026.

Risks related to our Securities:

●	Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

●	Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

●	An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

●	We may not maintain the listing of our Class A Ordinary Shares on NYSE which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

●	The market price of our Class A Ordinary Shares has been and may continue to be highly volatile, which could result in substantial losses to investors.

●	Certain recent public offerings of companies with public floats comparable to the public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	If we fail to implement and maintain an effective system of internal controls over financial reporting, we may fail to meet our reporting obligations and/or are unable to accurately report our results of operations or prevent fraud; and this may materially adversely affect investors’ confidence and consequently, the market price of our Ordinary Shares.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

●	Short selling may drive down the market price of our Class A Ordinary Shares.

●	Because our public offering price per share may be higher than our net tangible book value per share, you may experience dilution.

●	The public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

●	Our major shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	Our compensation of directors and officers may not be publicly available.

Risks Related to our Business and Industry

We are an early revenue stage company and have incurred operating losses since inception, and we do not know when we will attain profitability. An investment in our securities is highly risky and could result in a complete loss of your investment if we are unsuccessful in our business plans.

We are an early-stage company. Since inception, we have incurred operating losses and negative cash flow, and we expect to continue to incur losses and negative cash flow in the future. Our net losses for the years ended April 30, 2026 and April 30, 2025 were approximately S$6,157,779 and S$5,137,064, respectively. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our microscopy technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold or could result in the loss of your entire investment.

Terms of subsequent financings may adversely impact your investment.

We intend to engage in common equity, debt, or preferred stock financing in the future. Your rights and the value of your investment in our securities could be reduced as a result of any such financing. Interest on debt securities could increase costs and negatively impacts operating results. Preferred shares could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred shares could be more advantageous to those investors than to the holders of ordinary shares. In addition, if we need to raise more equity capital from the sale of ordinary shares, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of your investment. Ordinary shares which we sell could be sold into any public market that develops for our ordinary shares, if any ever develops, which could adversely affect the market price of our ordinary shares.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the areas of sales and marketing, research & development, laboratory operations, finance, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests and developing our test portfolio, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

Risks that we face in undertaking this expansion include:

●	training new personnel;

●	forecasting production and revenue;

●	expanding our marketing efforts;

●	controlling expenses and investments in anticipation of expanded operations;

●	establishing and maintaining relationships with new customers and partners

●	implementing and enhancing administrative infrastructure, systems and processes;

●	Unforeseen delays in the development of new products;

●	Unforeseen delays in regulatory approvals; and

●	addressing new markets.

We intend to continue to hire additional personnel. Competition for individuals with relevant experience can be intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

We have substantial doubt about our ability to continue as a going concern.

We will need to raise additional working capital to continue our normal and planned operations. In addition, as a public company, we will incur accounting, legal and other expenses. These expenditures will make it necessary for us to continue to raise additional working capital. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset our increased operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, substantial doubt exists about our ability to continue as a going concern and we cannot assure you that we will achieve sustainable operating profits as we continue to expand our business, and otherwise implement our growth initiatives.

The audited financial statements as of, and for the year ended, April 30, 2026 in this 20-F have been prepared on a going-concern basis. We may not be able to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and pay liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time. These factors raise substantial doubt that we will be able to continue as a going concern. We plan to continue to provide for our capital needs through sales of our securities and/or related party advances. Our financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern.

We are susceptible to fluctuations in the prices and quantity of materials and components used in the manufacturing of our microscopy equipment.

We are exposed to fluctuations in the prices of materials and components for the manufacture of microscopy equipment. In the event that we are not able to source any specific materials and components at acceptable prices, or if we face any delays or shortages in obtaining sufficient quantity of materials and components, this may have a negative impact on our profitability. Currently, we source our key components from different countries. Our lenses are sourced from Japan, Germany and China while our light sources and electromechanical parts are sourced from the United Kingdom, Malaysia, Thailand and locally from Singapore. As much as possible, we adopt a diversification strategy for the procurement of such key materials to reduce price fluctuations and quantity issues.

For the financial years ended April 30, 2025 and 2026, our top 5 customers accounted for 85% and 81% of our total revenue, with our largest customer accounting for 23% and 38%, respectively.

Our business has historically depended on a limited number of key customers, and our ability to maintain existing customer relationships, obtain repeat orders and secure new customers is subject to factors beyond our control, including our customers’ operational performance, financial condition, business strategies and capital expenditure plans.

For the financial years ended April 30, 2025 and 2026, our top five customers accounted for approximately 85% and 81% of our total revenue, respectively, with our largest customer accounting for approximately 23% and 38% of total revenue, respectively. Revenue for the year ended April 30, 2026 decreased to S$132,077 from S$167,707 for the year ended April 30, 2025, primarily due to delayed sales orders from customers where sales will be captured in the year ended April 30, 2027 instead.

If any of our significant customers further reduce, delay or discontinue purchases of our products or services, whether due to changes in market conditions, internal business priorities or otherwise, our revenue, cash flow and operating results could be materially and adversely affected. In particular, because a substantial portion of our historical revenue has been derived from a small number of customers, the loss of, or significant reduction in business from, any major customer may result in substantial fluctuations in our operating results from period to period. Any failure to diversify our customer base, enter into new customer relationships or expand our direct sales efforts may continue to expose us to significant customer concentration risks and adversely affect our business, financial condition and results of operations.

Our expansion of direct sales efforts may not be successful and could adversely affect our business, financial condition and results of operations.

In recent periods, we have increasingly shifted our sales strategy from distributor-focused sales channels toward direct engagement with end customers in Singapore, Malaysia and other regional markets. This strategy is intended to diversify our customer base, strengthen customer relationships, increase brand recognition and reduce reliance on a limited number of distributors and major customers. However, our direct sales strategy is relatively new and may not achieve the anticipated benefits within the expected timeframe, or at all.

The implementation of a direct sales model requires us to devote significant management attention and financial resources to sales and marketing activities, customer acquisition, after-sales support and relationship management. Our ability to successfully expand direct sales depends on a number of factors, many of which are beyond our control, including market acceptance of our products, competition, customer purchasing decisions, industry conditions and our ability to effectively identify, attract and retain customers.

In addition, transitioning away from distributor-based sales channels may result in reduced sales volumes, longer sales cycles, increased operating costs and greater uncertainty in forecasting customer demand. If we are unable to successfully execute our direct sales strategy, effectively expand our customer base or generate sufficient revenue growth from direct customer relationships, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Unless we diversify our customer base, we are subject to geographic risk.

Since inception, substantially all of our revenue has been derived from Asia. For example, for the financial year ended April 30, 2026, we derived 11.0% of our revenue from Philippines, 86.0% of our revenue from Singapore and 3.1% of our revenue in Indonesia. General economic conditions or political events (including the introduction of tariffs) could affect the markets in Asia or in any of the aforementioned countries, which in turn could decrease demand for our industry in general and our products in particular. Until we further diversify the geographic distribution of our customer base, we will be less able to handle disruption in any country in which we derive a substantial portion of our revenues.

Our reputation and profitability may be adversely affected if there are major failures or malfunction in our microscopy equipment sold by or sold to our customers.

Our operations face the risk of equipment failure, stemming from factors such as wear and tear, quality control issues, potential non-compliance with procedures and protocols by our customers, and inherent risks within our customers’ operating environments. Such failures may lead to operational pauses for users of our microscopy solutions. This could negatively impact on our operations and financial performance.

Since our inception, we have worked to establish goodwill in our brands and foster customer loyalty. Consequently, any significant lapses in equipment sales or unforeseen circumstances resulting in negative publicity may harm our reputation, leading to a loss of confidence in our equipment by customers. In such a scenario, our business, profitability, and financial performance may be adversely affected.

A significant failure or deterioration in our quality control systems could have a material adverse effect on our business and operating results.

The success of our business hinges on the excellence and safety of our products. Therefore, the efficient and successful operation of our quality control systems is crucial. Various factors, including the design of these systems, the effectiveness of quality training programs, and employee adherence to quality control guidelines, can influence the performance of our quality control mechanisms. While we make diligent efforts to check that our service providers have robust and compliant quality control systems, any substantial failure or decline in the effectiveness of these systems could significantly and adversely impact our business and operational outcomes.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in.

We, along with our customers and suppliers, are subject to the laws, regulations, and government policies in each jurisdiction where we operate or plan to expand. Our business and future expansion relies on the political, regulatory, social, and economic conditions in these jurisdictions, factors over which we have limited control. Economic downturns, policy changes, currency and interest rate fluctuations, capital controls, labor laws, alterations in, duties and taxation changes, and restrictions on imports and exports in these countries have the potential to significantly and negatively impact our business, financial health, operational results, and prospects.

Typically, we finance our acquisitions of materials and components to manufacture microscopy equipment through internal resources and long-term financing obtained from banks and other financial institutions. Any disruptions, uncertainties, or volatility in the global credit markets could constrain our ability to secure the necessary financing for our business on favorable terms and costs. The interest rates on most of our credit facilities are subject to periodic review by the relevant financial institutions.

Moreover, the variability and instability in the global credit markets has the potential to restrict credit lines available to our existing and prospective customers from banks or financial institutions. Consequently, these customers might encounter challenges in securing adequate financing for the acquisition of our materials and components for the manufacturing of microscopy equipment, prompting us to consider reducing our rates to accommodate their financial constraints. Such adjustments could adversely affect our revenue and overall financial performance.

We may be exposed to disputes and claims arising from the usage of our microscopy equipment.

We may face claims related to defects or malfunctions in our microscopy equipment, and if we are compelled to pay damages due to disputes, it could negatively impact on our reputation and profitability. Despite our efforts to mitigate such risks through regular inspections and quality control of our microscopy equipment, it is challenging to prevent every potential defect or malfunction. If accidents occur that are not covered by our insurance policies, or if the claims surpass our insurance coverage, or face disputes with insurance companies, we may be obligated to cover the compensation costs. This could significantly and adversely affect our financial performance. Furthermore, the payment of insurance claims might lead to increased premiums for our insurance policies, elevating our operational costs and having an adverse impact on our overall financial performance.

We may be affected if we are found to be in breach of any lease agreements entered into by us.

We have leased certain of our real properties from CapitaLand Singapore (BP&C) Pte. Ltd. and are subject to certain terms and conditions in respect of these real properties, such as the requirement to fulfill existing and future lease obligations. As such, we may be exposed to significant remediation cost, including but not limited to potentially costly fines or compensation, if we are found to be in breach of any of the terms and conditions of our leases.

Increased competition in the microscopy equipment business may affect our ability to maintain our market share and growth.

Operating in the competitive microscopy equipment sales industry, we face formidable competitors with greater scale and financial resources. These competitors have the capability to develop cutting-edge equipment with superior specifications, boast larger customer bases, and leverage extensive marketing resources to offer a broader range of microscopy equipment. Additionally, the entry of new competitors or market consolidation could further intensify competition.

Our ongoing success hinges on our ability to effectively compete with current and potential rivals and adapt to evolving market conditions and demands. Failing to do so could adversely impact on our business and financial performance. While we maintain strong relationships with suppliers and customers, there is no guarantee that existing agreements will be renewed or sustained.

The risk of losing suppliers and customers to competitors, along with the potential departure of skilled employees to rival companies, poses a threat to our competitive position. If these circumstances materialize, our business, financial condition, results of operations, and prospects may be significantly and adversely affected.

We are exposed to the credit risks of our customers.

We extend credit terms to some of our customers. Our average accounts receivable turnover days were approximately 55 days and 84 days for the financial years ended April 30, 2026 and April 30, 2025, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended April 30, 2025 and the financial year ended April 30, 2026, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our business is subject to supply chain interruptions.

We collaborate with third-party logistic providers and component manufacturers to facilitate the import, export, and transportation of components essential for the production of our microscopy equipment. Our supply chain logistics heavily depend on the capabilities of these third-party service providers to facilitate the timely delivery of components. Various factors pose potential risks to our operations, including, but not limited to:

●	disruptions in our delivery capabilities;

●	failure of third-party service providers to meet our standards or their commitments to us;

●	Rising transportation expenses, constraints in shipping, or other factors that may affect costs, such as the need to locate higher-cost service providers, whether readily available or not.; and

●	The impacts of COVID-19 and/ or other future pandemics resulting in disruptions arising from initiatives to manage or alleviate the pandemic, including but not limited to facility closures, governmental orders, outbreaks, and potential limitations in transportation capacity.

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial year ended April 30, 2026 and during the financial year ended April 30, 2025, and there have not been any material impact for the financial year ended April 30, 2026 and for the financial year ended April 30, 2025. However, any increased costs from delays, cancellations, and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, geopolitical conflicts such as the Russia-Ukrainian Conflict, or the present unrest in the Middle East, COVID-19 outbreaks, or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact on our reputation, revenue, and profitability.

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This diminishes our reliance on external technology, thereby reducing the potential impact of cybersecurity breaches or disruptions originating from third-party entities. Currently, we receive only a limited number of inquiries through our website at www.phaostech.com. Although data breaches and operational disruptions remain possible, the physical presence of our business enables alternative methods for product distribution and customer service, mitigating the overall impact of cybersecurity incidents on our operations. Despite our perception of a lower risk of cybersecurity incidents significantly affecting our operations, we prioritize the implementation of cybersecurity measures to uphold a secure and reliable business environment. For instance, our plans include: (i) integrating cybersecurity clauses into our business contracts; (ii) specifying security requirements and data protection protocols in vendor contracts for consistent cybersecurity standards across our supply chain; (iii) educating employees on cybersecurity threats by providing training to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (iv) implementing cybersecurity awareness tools and simulations to assess employees’ knowledge and response to potential threats. Through these measures, we aim to enhance our ability to respond to and recover from any eventual cybersecurity incidents.

We may be affected by an outbreak of other infectious diseases.

The occurrence of infectious diseases, including but not limited to severe acute respiratory syndrome and avian influenza, or the emergence of new infectious diseases in the future, has the potential to impact not only our operations but also those of our customers and suppliers. If any employees at our offices, worksites, or those of our customers and suppliers are affected by such diseases, there could be a necessity to temporarily close down our or their offices or worksites as a preventive measure to contain the spread of the diseases. This could negatively affect our revenue and financial performance.

We are exposed to risks arising from fluctuations in foreign currency exchange rates.

As our shares are quoted in US$ on the NYSE, dividends, if any, in respect of our shares will be paid in US$. Fluctuations in the exchange rate between the US$ and other currencies will affect, amongst other things, the foreign currency value of the proceeds which a shareholder would receive upon sale of our shares and the foreign currency value of dividend distributions.

We are subject to health and safety regulations and penalties and may be adversely affected by new and changing laws and regulations.

We are bound by laws, regulations, and policies governing workplace health and safety, necessitating the implementation of measures to safeguard the well-being of our employees. Any modifications to existing laws, regulations, or policies, or the introduction of new ones within the microscopy equipment industry, may impose fresh restrictions or prohibitions on our current practices. Compliance with these evolving requirements could entail substantial costs and expenses, demanding additional allocation of resources. Such changes have the potential to materially and adversely affect our business, financial condition, results of operations, and prospects.

Our insurance policies may be inadequate to cover our assets, operations, and any loss arising from business interruptions.

We bear the risk of equipment loss or damage in Singapore due to fire, theft, or natural disasters. These incidents have the potential to disrupt or halt our business operations, thereby impacting our financial results negatively. Our current insurance coverage might not adequately address all potential losses.

Given the nature of our operations, there is also a risk of accidents involving our employees or third parties during the manufacturing, installation and maintenance process. If claims arise from such incidents, and either liability is assigned to us or our insurance coverage proves insufficient, we could face losses that adversely affect our profitability and financial standing.

We may be harmed by negative publicity.

We operate in a highly competitive industry where other companies offer similar products. The majority of our customer base is built through word of mouth, relying on positive feedback from our customers. Therefore, the satisfaction of our customers with our microscopy equipment is crucial for our business success, as satisfied customers often lead to referrals. Failing to meet customer expectations could result in negative feedback on our products and services, negatively impacting our business and reputation. If we cannot maintain high customer satisfaction or address dissatisfaction adequately, it may adversely affect our business, financial condition, results of operations, and prospects.

Our reputation is also vulnerable to negative publicity in reports, major newspapers, forums, or rumours. There is no guarantee that our Group will be immune to negative publicity in the future, and such occurrences could significantly and adversely affect our reputation and prospects. This, in turn, may hinder our ability to attract new customers, retain existing ones, and have an adverse impact on our business and results of operations.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

The success of our business is contingent, in part, upon our ability to safeguard our proprietary information and other intellectual property, including trademarks, patents, client lists, manufacturing processes, and business methods. We primarily rely on contractual agreements and patent laws to secure our intellectual property rights; however, there is a risk that these rights may not be adequately protected, potentially leading to disclosure or use by third parties that could compromise our competitive standing. Failing to detect unauthorized use or to promptly enforce our intellectual property rights may have detrimental effects on our business. Additionally, there is a possibility of third parties alleging that our business operations infringe on their intellectual property rights, posing threats to our reputation, creating financial burdens for defending claims, and limiting our ability to offer certain services. The increasing reliance on mobile devices for storing and transporting intellectual property introduces a heightened risk of inadvertent disclosure in case of loss or theft, particularly if the information is inadequately safeguarded or encrypted. This also elevates the potential for unauthorized individuals, whether with system access or through unauthorized means, to exploit the information to our disadvantage.

We are exposed to risks with respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions, and other uncontrollable events.

Unforeseeable events and various factors, including power outages, labor disputes, adverse weather conditions, catastrophes, epidemics, or outbreaks, have the potential to interrupt our operations and result in loss and damage to our storage facilities, workshop, and office. Additionally, acts of war, terrorist attacks, or other violent acts could significantly and adversely impact global financial markets and consumer confidence. Our business is susceptible to macroeconomic influences in the countries where we operate, such as overall economic conditions, market sentiment, social and political unrest, and regulatory, fiscal, and governmental policies, all of which are beyond our control. The occurrence of any such event has the potential to cause harm or disruption to our business, markets, customers, and suppliers, ultimately having a material and adverse effect on our business, financial health, operating results, and future prospects.

We may not be able to successfully implement our business strategies and future plans.

In line with our business strategies and future objectives, we plan to diversify our product portfolio and enhance our storage facilities and capabilities. Additionally, we are exploring potential business opportunities through joint ventures. While we have formulated these expansion plans based on our optimistic outlook for our business, there is no guarantee that these initiatives will prove commercially successful or align precisely with our expectations. The success and feasibility of our expansion hinge on our ability to accurately anticipate the demand for microscopy equipment among our clientele, recruit and retain skilled personnel to execute our strategies, and implement effective business development and marketing plans. Furthermore, the execution of these plans may necessitate significant capital expenditure and additional financial commitments.

There is no assurance that our business strategies and future plans will yield the anticipated results, such as increased revenue that justifies our investment costs, or that they will lead to cost savings, improved operational efficiency, and productivity enhancements. Obtaining favourable financing, if at all, is also uncertain. Failure to meet our expectations in the execution of these plans, achieve adequate revenue levels, or efficiently manage costs could result in an inability to recover our investment costs and negatively impact our business, financial health, operating results, and future prospects.

We are subject to risks related to product recalls, and our operation results and financial condition would suffer if we fail to adequately manage such risks.

We have incorporated measures into our sourcing and certification processes aimed at preventing and identifying defects in the components used for the manufacturing of our microscopy equipment. See “Business - Sales Process Flow” and “Business - Certifications” sections for more information. Despite these measures, it is possible that defects in our products may not be entirely prevented, revealed, or detected until after they have been introduced to the market. As a result, there is a risk of product defects that may necessitate a product recall. The costs associated with such recalls and the related remedial actions could significantly impact our operations and potentially have a material adverse effect on our business, financial results, and overall financial condition. Additionally, product recalls may lead to negative publicity and public concerns about the safety of our products, potentially damaging the reputation of both our products and our business, and potentially causing a decline in the market value of our shares.

We have provided a loan to PT Neura Integrasi Solusi for the development of biomedical scanning software, and their inability to meet their financial obligations, or our inability to fully enforce our rights against them could have a material adverse effect on our results.

On January 19, 2024, our subsidiary PTPL entered into a loan agreement with PT Neura Integrasi Solusi, an Indonesian company (“PT Neura”), under which PTPL lent a sum of S$1,623,608 (approximately US$1,274,695) as of April 30, 2025, to PT Neura for the development of biomedical scanning software. During the year ended April 30, 2025, loan to third party was partially impaired by S$1,223,608 (US$960,655), with the carrying amount after impairment as S$400,000 (US$314,040). During the six-month period ended October 31, 2025, we received repayments of S$502,283, resulting in a reversal of impairment of S$102,283 recorded as reversal of allowance for expected credit loss of loan receivable. As PT Neura is presently in the early stages of development and has a limited operating history and revenue, it faces significant business, financial, and operational risks, including limited access to capital, unproven business models, reliance on a small management team, and uncertainty in achieving profitability. Additionally, PT Neura faces long sales cycles due to regulatory approval processes, government budgeting constraints, and licensing requirements. Furthermore, they operate in a competitive landscape that includes both domestic and international digital pathology providers. These risks are further compounded by the legal, regulatory, and economic environment in Indonesia, which may present challenges related to enforceability of contractual rights, currency controls, and political or economic instability. There is no assurance that PT Neura will generate sufficient cash flows or obtain additional financing necessary to service or repay its obligations under the loan. If PT Neura is unable to meet its obligations under the loan agreement, we may not be able to recover the loan in whole or in part, and any such loss could have a material adverse effect on our financial condition and results of operations.

As at April 30, 2026, the loan to PT Neura has been fully written off.

Risks Related to Our Securities

Our dual class share structure with different voting rights may adversely affect the value and liquidity of the Class A Ordinary Shares.

We cannot predict whether our dual class share structure with different voting rights will result in a lower or more volatile market price of the Class A Ordinary Shares, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Because of our dual class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the Class A Ordinary Shares less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the Class A Ordinary Shares could be adversely affected.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

We adopted a dual class share structure such that our ordinary shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each our Class A Ordinary Share is entitled to one (1) vote and each our Class B Ordinary Share is entitled to twenty (20) votes. Our Class B ordinary shares are not convertible into Class A Ordinary Shares under any circumstances. Our Class A Ordinary Shares are not convertible into our Class B Ordinary Share under any circumstances. Only our Class A ordinary shares are tradable on the market immediately after our listing on NYSE American. This voting structure may discourage investors from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

An active trading market for our Class A Ordinary Shares may not be established or, if established, may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

There is an existing public market for our Class A Ordinary Shares on the NYSE American. However, we cannot assure you that the market price and liquidity of our Class A Ordinary Shares will continue at current levels following our initial public offering. The public offering price for our Class A Ordinary Shares in our initial public offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our shares after our initial public offering will not decline below the public offering price. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Class A Ordinary Shares on NYSE which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

Our Class A Ordinary Shares are listed on the NYSE under the symbol “POAS”. In order to continue listing our Ordinary Shares on NYSE, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our Ordinary Shares will continue to be listed on the NYSE in the future.

If the NYSE delists our Class A Ordinary Shares and we are unable to list our Class A Ordinary Shares on another national securities exchange, we expect our Class A Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

(a)	a limited availability of market quotations for our Class A Ordinary Shares;

(b)	reduced liquidity for our Class A Ordinary Shares;

(c)	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

(d)	a limited amount of news and analyst coverage; and

(e)	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on NYSE American, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on NYSE American, we would be subject to regulations in each state in which we offer our Class A Ordinary Shares.

The market price of our Class A Ordinary Shares has been and may continue to be highly volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. For example, on February 13, 2026, the market price of our Class A Ordinary Shares declined from an opening price of US$6.46 per share to a closing price of US$1.06 per share on the same trading day, and on May 29, 2026, the market price of our Class A Ordinary Shares declined from an opening price of US$2.65 per share to a closing price of US$0.522 per share on the same trading day. We are not aware of any material change in our financial condition or results of operations that would explain such declines in the market price of our Class A Ordinary Shares. This volatility may continue and could result in substantial losses to investors.

The market price and trading volume of our Class A Ordinary Shares may continue to be highly volatile due to a variety of factors, many of which are beyond our control, including broad market and industry factors, the market performance and fluctuations of other companies with business operations located mainly in Singapore that have listed their securities in the United States, and factors specific to our operations, including the following:

●	fluctuations in our revenues, earnings, and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain recent public offerings of companies with public floats comparable to the public float of our Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional shares of Class A Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may fail to meet our reporting obligations and/or are unable to accurately report our results of operations or prevent fraud; and this may materially adversely affect investors’ confidence and consequently, the market price of our Ordinary Shares.

We have limited accounting personnel and other resources with which to address our internal controls and procedures. This has resulted in material weaknesses and control deficiencies identified included (i) a lack of sufficient skilled staff with U.S. GAAP knowledge and the SEC reporting knowledge for the purpose of financial reporting; and (ii) a lack of formal accounting policies and procedures manual to facilitate proper financial reporting in accordance with U.S. GAAP and SEC reporting requirements.

Following the identification of the material weaknesses and control deficiencies, we shall take the following remedial measures: (i) engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (ii) adopting directors’ resolutions to appoint independent directors, establish an audit committee, and strengthen corporate governance.

We plan to take additional remedial measures, including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Singapore law. Even if our Board decides to declare and pay dividends (by way of a simple majority decision of our Directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after our initial public offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavourable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations - Passive Foreign Investment Company Considerations.”

Our major shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and he could prevent or cause a change of control or other transactions.

Beh Hook Seng through his ownership of TongHuai SG Enterprise Pte. Ltd., in addition to his own shares, owns an aggregate of approximately 0% of our issued and outstanding Class A Ordinary Shares and 52.65% of our issued and outstanding Class B Ordinary Shares, representing 49.94% of the total voting rights.

Accordingly, our controlling shareholder could have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval, including (i) mergers, consolidations, (ii) the election or removal of Directors, (iii) the sale of all or substantially all of our assets, (iv) making amendments to our Memorandum and Articles of Association, (v) whether to issue additional shares, including to him, (vi) employment, including compensation arrangements, and (vii) the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.

As a foreign private issuer that lists our Class A Ordinary Shares on NYSE under the symbol “POAS”, we rely on a provision in NYSE corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the NYSE.

These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of NYSE American. Following our initial public offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of NYSE American, namely (i) a majority of the Directors on our Board are not required to be independent Directors; (ii) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (iii) there will be no requirement for the Company to obtain Shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by our company, and our registers of mortgages and charges) or obtain copies of our list of shareholders or our corporate records. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by holders of shares of our company. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations - Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted Cayman Islands company. Our operating subsidiaries were incorporated and are located in Singapore. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our directors and officers, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities.” As a result of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such a date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regarding liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer. Our directors and executive officers are not compliant with section 16(a) of the Exchange Act. We will cause our directors and executive officers to file the reports and compliant with section 16(a) of the Exchange Act as soon as practicable.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on October 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of NYSE American. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

Our compensation of directors and officers may not be publicly available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The executive officers, directors and management of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate Structure

Our Company was incorporated in the Cayman Islands on March 7, 2024 under the Companies Act as an exempted company with limited liability for the purposes of listing our Class A Ordinary Shares. Our authorized share capital is US$100,000 divided into 950,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares, par value US$0.0001 per share.

Our historical operations are that of PTPL, our operating subsidiary, which was incorporated in Singapore as a private company limited by shares on February 22, 2017. PTPL has been carrying on business since February 22, 2017 and is engaged in the sale and development of microscopy equipment and its related software.

Share Swap Agreements

On November 29, 2024, the Company proceeded with an internal reorganization whereby PTPL became our indirect wholly-owned subsidiary through a share swap. Subject to completion of the restructuring, both the ordinary and preferential shares of PTPL were swapped on a 1:125 basis to Phaos Technology Holdings (BVI) Limited. Subsequently, the shares of Phaos Technology Holdings (BVI) Limited were swapped 1:1 to Phaos Technology Holdings (Cayman) Limited, where the holders of the ordinary shares of PTPL eventually being swapped to Class A Ordinary Shares, and the holders of preferential shares of PTPL being swapped to Class B Ordinary Shares.

The material terms of the Share Swap Agreements are as follows:

1.	Sale and Purchase of Sale Shares: Vendors will sell and transfer the Sale Shares to the Purchaser free of encumbrances. Purchaser will buy and accept the Sale Shares from the Vendors under the same conditions. Purchaser is not obligated to complete the purchase unless all Sale Shares are transferred simultaneously.

2.	Consideration: The Purchase Consideration is determined on a willing buyer-willing seller basis.

3.	Vendors’ Obligations Pending Completion: Vendors are prohibited from dealing, transferring, or encumbering the Sale Shares after this Agreement is executed, unless explicitly permitted.

4.	Completion: Upon completion, Purchaser is to allot and issue Consideration Shares to Vendors and deliver signed share transfer forms, board resolutions, and an updated register of members. Vendor is to deliver signed share transfer forms, share certificates, and board approvals for the transfer, and provide relevant documents and approvals for share transfers to be updated. Upon fulfilment of obligations, legal and beneficial ownership of Sale Shares transfers to the Purchaser, with the consideration Shares issued ranking equally with existing issued shares.

5.	Warranties: Vendors jointly and severally warrant the truth and accuracy of all information provided as of the Agreement date and the Completion Date, with warranties deemed repeated during this period.

6.	Termination: If a Party breaches the Agreement and fails to remedy the breach within 14 days after notice, the aggrieved Party may exercise all legal or equitable rights and remedies.

Organization Chart

The chart below sets out our corporate structure as of the date of this annual report.

Subsidiaries

A description of our principal operating subsidiaries is set out below.

PTPL

On February 22, 2017, PTPL was incorporated in Singapore as a private company limited by shares. It commenced business on February 22, 2017 and is engaged in the sale and development of microscopy equipment, and its related software.

As part of a group reorganization on November 29, 2024, PTPL became a wholly owned subsidiary of our Company.

Phaos Solutions Vietnam Co., Ltd

On February 7, 2025, Phaos Solutions Vietnam Co., Ltd was incorporated in Vietnam as a private limited company limited by shares and a wholly-owned subsidiary of PTPL and is engaged in the research and development and commercialization of advanced microscopy-related solutions, technologies and products.

Recent Developments

On December 31, 2025, Mr. Andrew Yeo Eng Sian, an executive director and chief executive officer of Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company”) notified the board of directors of the Company (the “Board”) of his decision to resign his position as chief executive officer and director of the Board, effective on December 31, 2025. Mr. Andrew Yeo Eng Sian’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. As of the date of this annual report on Form 20-F, it is the Company’s intention to maintain an advisory relationship with Mr. Andrew Yeo Eng Sian on terms to be determined upon entry into such advisory agreement.

To fill the vacancy created by Mr. Andrew Yeo Eng Sian’s resignation until the Company’s next annual general meeting called for the election of directors, the Board appointed Gan Hong Loon to serve as an interim chief executive officer, effective on December 31, 2025.

On December 31, 2025, Mr. Tay Beng Boon, an executive director and chief operating officer of the Company notified the Board of his decision to resign his position as executive officer and director of the Board, effective on December 31, 2025. Mr. Tay Beng Boon’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. As of the date of this annual report on Form 20-F, Mr. Tay Beng Boon has been appointed as managing director of Phaos Technology Pte. Ltd., a Singapore subsidiary of the Company.

On March 30, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) adopted the Phaos Technology Holdings (Cayman) Limited 2026 equity incentive plan (the “2026 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 2,741,350 Class A ordinary shares, par value $0.0001 per share, of the Company available for issuance pursuant to all awards under the 2026 Equity Incentive Plan.

Effective on March 31, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) dismissed its independent registered auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved and ratified by the audit committee of the board of directors of the Company (the “Audit Committee”) and confirmed by the Board of Directors (the “Board”) on March 31, 2026.

The reports of Kreit & Chiu on the consolidated financial statements of the Company as of and for the fiscal years ended April 30, 2025, 2024, and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles other than inclusion of an explanatory paragraph in the report for the fiscal year ended April 30, 2025 regarding the Company’s ability to continue as a going concern.

The decision to change the independent registered public accounting firm was approved by the Audit Committee and confirmed by the Board.

During the Company’s two most recent fiscal years ended April 30, 2025 and 2024, and through March 31, 2026, the date of dismissal, (a) there were no disagreements with Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu, would have caused it to make reference thereto in its reports on the financial statements for such periods, and (b) there were no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

On March 31, 2026, the Audit Committee and the Board approved and ratified the appointment of AssentSure PAC (“AssentSure”) as the Company’s new independent registered public accounting firm to audit the Company’s financial statements, effective March 31, 2026.

On May 18, 2026, we filed a Registration Statement on Form F-1in connection with a proposed firm-commitment public offering of our Class A ordinary shares and accompanying warrants. The offering is expected to be conducted pursuant to an underwriting agreement with Network 1 Financial Securities, Inc., acting as representative of the underwriters.

On August 12, 2026, we issued a revised notice and proxy statement stating that our extraordinary general meeting of shareholders, originally scheduled for August 18, 2026, would be reconvened and held virtually on August 31, 2026.

At the meeting, shareholders were asked to consider and vote on the following proposals:

Increase in authorized share capital. Shareholders were asked to approve an increase in our authorized share capital from US$100,000, divided into 950,000,000 Class A ordinary shares and 50,000,000 Class B ordinary shares, each with a par value of US$0.0001, to US$10.0 billion, divided into 95,000,000,000,000 Class A ordinary shares and 5,000,000,000,000 Class B ordinary shares, each with a par value of US$0.0001.

Share consolidation. Shareholders were asked to approve a consolidation of every 15 issued and unissued Class A ordinary shares into one Class A ordinary share and every 15 issued and unissued Class B ordinary shares into one Class B ordinary share. Following the proposed share consolidation, each Class A and Class B ordinary share would have a par value of US$0.0015, and our authorized share capital would consist of 6,333,333,333,333 Class A ordinary shares and 333,333,333,334 Class B ordinary shares.

The proposed share consolidation is intended to increase the per-share trading price of our Class A ordinary shares and enhance our ability to comply with the continued listing standards of the NYSE American, including its low selling-price requirements. There can be no assurance, however, that the share consolidation will produce a proportionate or sustained increase in the market price of our Class A ordinary shares or enable us to maintain our NYSE American listing.

The share consolidation would proportionately reduce the number of issued and outstanding Class A and Class B ordinary shares. Shareholders’ proportionate ownership interests would generally remain unchanged, except for adjustments resulting from the treatment of fractional shares. No fractional shares would be issued; instead, fractional entitlements would be rounded up to the nearest whole share. Corresponding adjustments would also be made to the number of shares issuable, and the applicable exercise or conversion prices, under outstanding options, warrants and convertible or exchangeable securities.

Amendment and restatement of organizational documents. Shareholders were asked to adopt a third amended and restated memorandum and articles of association that would:

•	permit holders of Class B ordinary shares to convert those shares into Class A ordinary shares at the holder’s option;
•	designate the courts of the Cayman Islands as the exclusive forum for certain derivative, fiduciary-duty, Cayman law and internal corporate claims, subject to exceptions for direct claims under the Securities Act or Exchange Act and claims subject to the exclusive jurisdiction of the U.S. federal courts;
•	permit an ordinary shareholder resolution to be passed in writing by shareholders representing a majority of the voting rights entitled to vote on the resolution, replacing the existing unanimous written-consent requirement; and
•	reflect the proposed increase in authorized share capital and the proposed share consolidation.

Issuance of Class B ordinary shares to the Chief Executive Officer. Shareholders were also asked to approve the allotment and issuance of 2,900,000 pre-consolidation Class B ordinary shares to Hong Loon Gan, our Chief Executive Officer and a director, as compensation for services rendered in connection with the successful completion of our initial public offering. The shares would carry an aggregate of 58,000,000 votes and would increase Mr. Gan’s voting power. The audit committee and the board of directors reviewed and approved the proposed issuance as a related-party transaction in accordance with the Company’s related-party transaction policies and applicable NYSE American requirements.

Shareholders were additionally asked to authorize the directors and relevant service providers to take the administrative actions and make the Cayman Islands filings necessary to implement any approved proposals and, if necessary, to adjourn the meeting to permit further solicitation of proxies.

Corporate Information

Phaos Technology Holdings (Cayman) Limited was incorporated in the Cayman Islands on March 7, 2024 for the purposes of listing our Class A Ordinary Shares. Our registered office in the Cayman Islands is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our principal executive office is at 55 Ayer Rajah Crescent #05-05 Singapore 139949. Our telephone number at this location is +65 6250 3877. Our principal website address is www.phaostech.com. The information contained on our website does not form part of this 20-F. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

4.B. Business Overview

Overview

Phaos Technology Holdings (Cayman) Limited (the “Company”) is an investment holding company incorporated on March 7, 2024 under the laws of the Cayman Islands. The Company through its subsidiary assembles and commercializes such advanced microscopy-related solutions, technologies and products.

Our business is primarily involved in the assembling and commercialization of advanced microscopy-related solutions, technologies and products tailored for precision measurement and magnification purposes. Our product range includes microscopy solutions, featuring:

i)	Super-resolution imagers capable of achieving imaging down to 137 nm.
ii)	Specialized microscopes designed to meet the diverse needs of various industries; and
iii)	Three-dimensional (3-D) real-time image magnifiers for enhanced visualization.

Traditional optical microscopes are generally limited by the diffraction properties and wave nature of light, which create a physical resolution barrier commonly referred to as the optical diffraction limit. As a result of this limitation, conventional optical microscopes are typically unable to distinguish two closely spaced objects as separate features below approximately 200nm, regardless of magnification.

Existing alternatives used to overcome this limitation, such as electron microscopy, generally require vacuum operating conditions, complex sample preparation processes and extremely short working distances, which may limit their practical use in routine industrial, research and clinical settings.

Using its patented microsphere-assisted technology, the Company integrates a precision-engineered transparent microsphere lens into the optical path of a conventional optical microscope, which significantly increases magnification and imaging resolution capabilities compared to traditional optical microscopy systems. This technology enables users to visualize features below the conventional optical diffraction limit of approximately 200nm under ambient laboratory conditions, with imaging resolution down to 137nm.

Our systems are designed to maintain a commercially viable working distance, meaning that they are capable of imaging samples without requiring vacuum operating conditions, extensive sample preparation or the extremely short working distances commonly associated with alternative high-resolution imaging technologies, such as electron microscopy. We believe our products are capable of imaging below the 200nm optical limit while maintaining practical working distances suitable for industrial and research applications.

In addition to our hardware offerings, we provide complementary proprietary software developed entirely in-house to complement our microscopy solutions and facilitate integration, automation and operational efficiency for our customers.

Our software includes Artificial Intelligence (“AI”) components that utilize computer vision and machine learning algorithms to support image-based defect detection, recognition pattern analysis, research applications, quality assurance and quality control (“QA/QC”), and diagnostics-related functions. The AI-assisted visual inspection solution is trained using customer-supplied inspection images and quality feedback to establish a baseline AI model tailored to each customer’s products, inspection standards and defect identification requirements.

During the initial deployment phase, the AI model operates concurrently with customer personnel by generating a preliminary inspection classification of “Pass,” “Suspect,” or “Fail.” Customer operators independently review the AI-generated classifications and provide feedback to refine and improve the model over time. We expect the continuous learning process to require approximately six months to achieve a stable level of accuracy, although performance may continue to improve as additional inspection data is collected and incorporated into the model.

Our AI models and related applications are deployed on customized machines designed specifically for customers with specialized QA/QC requirements. As a result, each deployment is configured based on the customer’s specific products, manufacturing environment and defect identification parameters.

To maintain data security and confidentiality, inspection images and AI-related data are stored on local servers maintained within the customer’s operating environment. The AI components described above are representative of our broader AI development approach across our customer base, and we expect our AI capabilities, training methodologies and performance metrics to continue evolving as additional customer projects are implemented.

For the year ended April 30, 2025 and April 30, 2026, the provision of microscopy products and components contributed to 95.9% and 91.8% of our revenue, respectively.

We distribute our microscopy products and software solutions through a combination of distributors and direct customer sales channels, primarily in Singapore and Indonesia, while continuing to expand across Southeast Asia and South Asia. In recent periods, we have implemented a sales channel diversification strategy focused on increasing direct engagement with end customers in order to strengthen brand recognition, diversify our customer base and reduce reliance on sales to distributors.

Our microscopy solutions accommodate a diverse range of applications enabling us to serve a wide range of customer needs and capitalize on emerging growth opportunities in the region. Our diverse customer base primarily includes industries with usage in fields such as manufacturing, research & development, biomedical, semiconductors, Printed Circuit Board (“PCB”), electronics, precision engineering, injection molding, research, healthcare, QA/QC and diagnostics. Our business strategic focus involves strengthening our market position in Singapore and Indonesia, and progressively expanding into the Southeast Asian region.

Revenue for the year ended April 30, 2026 was S$132,077, compared to S$167,707 for the year ended April 30, 2025. The decline in revenue was primarily attributable to delayed sales orders from our customers. During the same period, revenue concentration from our largest single customer increased from approximately 23% of total revenue to approximately 38%, while the contribution from our five largest customers decreased from approximately 85% to approximately 81% of total revenue.

Additional resources have been allocated to support our regional expansion strategy in Singapore and Malaysia in response to the reduction in sales orders from certain of our largest customers. Singapore remains our primary operating market, where we continue to strengthen commercial relationships and expand our customer base across the manufacturing, semiconductor, precision engineering, biomedical and research sectors. Malaysia represents our principal near-term expansion market, where we are establishing direct customer relationships and increasing our market presence across similar industry verticals. We continue to implement our direct sales strategy through direct engagement with end customers, led by our Managing Director, Mr. Tay Beng Boon, who works closely with customers to develop tailored solutions designed to address their operational requirements. We expect that our ongoing customer diversification and regional expansion efforts will allow us to increase and stabilize product sales over time through a broader customer base and reduced customer concentration.

In June 2025, the Company reduced its workforce from 25 to 10 full-time employees to align its cost structure with current operational needs following the decline in revenue for the year ended April 30, 2025. As a result of the workforce reduction and other cost management measures, the Company’s monthly operating expenses have been reduced to below S$200,000. Management believes that the workforce reduction has not adversely affected the Company’s ability to support its existing operations, attract or retain personnel, or continue implementing its direct sales strategy.

We believe our customer diversification and cost management initiatives have begun to produce initial operational improvements. For the year ended April 30, 2025, our revenue was S$167,707 (US$131,667), and our net loss and accumulated deficit were S$5,137,064 (US$4,033,109) and S$12,167,130 (US$9,552,412), respectively. For the year ended April 30, 2026, our revenue was S$132,077 (US$103,694), and our net loss and accumulated deficit were S$6,157,779 (US$4,834,474) and S$18,324,909 (US$14,386,886). Business operations in Singapore contributed approximately 86.0% of our Group’s revenue for the year ended April 30, 2026. We believe these results reflect the initial impact of our efforts to broaden our customer base, reduce customer concentration and improve operational efficiency.

In addition, service revenue increased as a result of maintenance-based contracts for our customers. As we grow our product and software range, we expect that service revenue will continue to contribute a greater percentage of our revenue going forward.

Our Products

Below are our products which are presently on sale:

Our Optonano series offers super-resolution imaging down to 137nm and high-speed data acquisition. It enables users to view live and still images with ease, and is capable of high-magnification with its 100x lens and super-resolution (“Optonano Lens”) applications to construct high-quality image of larger sample areas. Additionally, its in-built auto focus is deployed on the camera setting to allow users to achieve optimized imaging automatically on target observation.

Our PT-Industrial (“PT-I”) series is used for material study, failure analysis, simple measuring, quality control, inspection and manufacturing. It possesses several observation methods, including images produced by uniformly illuminating the sample so as to allow the specimen to appear as a dark image against a brightly lit background (“Brightfield”), images that are produced by using scattered light outside of the lens to observe the surface of an image against a dark background (“Darkfield”), the utilization of polarized lights between filters to enhance the color demonstration of images for better identification of the image’s material (“Polarization”), the conversion of phase shifts through varying brightness for observing transparent samples through delaying the different light wavelengths when it passes through the transparent sample (“Phase contrast”) and the usage of polarized light to convert phase delays into changes in intensity for viewing opaque samples ((“Differential Interference Contrast) (“DIC”)), providing high-resolution imaging and advanced observation techniques for different samples. Further, the hardware can also be customized to address the needs of the customers. This allows us to develop solutions for niche markets, where existing solutions either do not address, and/or too expensive because they are built for a broader generic market. Our solutions are also able to be integrated into existing systems to allow for more seamless operational efficiency for our customers.

Our PT-Metrology (“PT-M”) series offers quick dimensional measurements with a single key operation. The Double Telecentric Optical Lens facilitates accurate measurement across the entire depth of field without focusing multiple times. Additionally, its motorized Z-Axis and XY Stage provides a Z-Axis Travel Range up to 200mm and image sensor up to 20MP CMOS, with a field of view up to 500mm x 400mm, and a loading capacity up to 20kg. Lastly, the one key measurement function via an intuitive interface allows any operator to take accurate measurements with ease.

Our PT-Biology (“PT-B”) series is developed to address specialized images needed in the biomedical sector, especially in pathology. It is equipped with infinity plan achromatic objectives and wide field eyepieces, with Brightfield, Phase Contrast and Polarization observation methods. Its built-in field diaphragm, adjustable brightness, high image contrast, and 40-1600x Magnification Range is specifically designed for use in the biomedical industry which required transmission light to observe the sample.

Our PT-Stereo (“PT-S”) series is our specialized system internally developed for quality assurance and control application. The series is a stereo microscope designed to provide clear magnified stereoscopic images that amplify solid or thick samples. With a long working distance of 110mm and wide zoom range from 0.7x - 6.3x, this series offers real-time image observation, while its adjustable and customizable bottom and top light-emitting diode (“LED”) light sources provides better imaging. This is a 3D microscopy that is commonly used for QA/QC inspections.

Our PT-Zoom (“PT-Z”) series provides three-dimensional magnified view of samples to enhance visualization for our users. The series offers motorized 360° 3D real-time image observation, allowing the sample to be observed in all directions, while the long working distance facilitates a large field of view, providing high-definition imaging quality using adjustable front and side LED light sources. Additionally, its adjustable rotation speed and continuous zoom allows for observation at multiple angles.

Functionality Testing, Inspection of Equipment and Quality Control

Our company has established a quality control and assurance system for the manufacture of our microscopy equipment. This quality inspection has resulted in the company achieving ISO 9001/14001/45001 certification on July 20, 2023. The exhaustive list for our quality control and assurance system includes but is not limited to:

(a)	Selection of components from third party suppliers. All of our key components are from reputable companies with at least 10 years of track record in the market.

(b)	Quality checks on incoming components from third party suppliers. For example, we build in-house inspection tools to verify critical incoming components’ quality.

(c)	Post-manufacturing testing and inspection. For example, all outgoing equipment (depending on the respective model) will need to undergo a series of quality inspections through live sample imaging, accuracy check on the tolerance using master gauges, repeatability test, as well as functional test. Upon successfully passing the test, a certification number will be attached to the equipment. Prior to shipping, an equipment check list will be processed so that all parts and components are in place.

Our Customers

Our main customers can be categorized into three main groups:

-	Manufacturing companies - Our customers in this category are often using our solutions to provide better quality assurance and control for the products they are manufacturing. This would include usage in fields such as Printed Circuit Boards, electronics, precision engineering, injection molding and QA/QC.

-	Biomedical service providers - Our end-customers purchase our systems to provide services to their end customers such as hospitals, clinics etc. This will include usage in healthcare and diagnostics.

-	Research and development (“R&D”) institutions - For R&D institutions, such as research facilities and universities, we provide our systems to enable their research and innovation activities and assist their researchers and engineers to see small objects in higher resolution.

Sales and Marketing

Our sales and marketing team consists of 2 full-time employees based in Singapore. Direct customer relationships are managed by our Managing Director for Phaos Technology Pte. Ltd., who personally oversees and maintains key customer accounts. This approach ensures that the Company’s most important customer relationships are handled at the highest level of seniority, and allows the two sales and marketing employees to focus on customer acquisition and market development across the target markets.

We actively promote our platform and elevate brand visibility through a combination of online and offline branding initiatives and business development activities. Participation in prominent exhibitions both in Singapore and internationally, including events such as Laser World of Photonics, Lux Photonics Consortium, and SEMICON SEA 2022, serves as a key strategy for showcasing our diverse range of microscopy equipment. Additionally, word-of-mouth referrals from our satisfied customers and established business contacts constitute another significant avenue for marketing. We attribute the success of this channel to the exemplary services provided by our high-caliber sales staff, resulting in positive customer reviews and referrals, ultimately enhancing brand awareness. The trust garnered from our clientele often leads to further recommendations within their social networks and repeat business for additional microscopy equipment or related needs. Our commitment to investing resources in these marketing efforts remains unwavering as we strive to maintain and expand our brand presence.

Sales Process Flow

The process flow chart of our sales business activities can be described as follows:

Just in time (“JIT”) mode for standard model:

For standard products, the company emphasizes JIT delivery to minimize the inventory from supplier to distributors to end customers. We utilize our original equipment manufacturer (“OEM”) supplier or in-house assembly line upon receiving an order. The typical lead time from order to delivery ranges between 4 to 6 weeks. We work closely with local distributors to store a minimum of specific fast-moving models in specific countries, based on market research and customers’ needs.

Reaching out to the customers:

The company works with reputed Japanese distributors to penetrate the Japanese market. Similar strategies are applied for the Korea market. Although we have not had significant sales in either of those countries, we believe that our arrangements with these distributors could help us enter this market.

The Southeast Asia region is unique with most of the countries speaking their own languages and having their own unique business culture. We reach out to these respective countries through local consultants of the Company, in countries such as Indonesia and the Philippines, as well as local distributors that understand the local culture.

Through the knowledge gained from the distributors and local consultants, we utilise a direct sales model strategy to reach out to customers directly where direct customer relationships are managed by our Managing Director for Phaos Technology Pte. Ltd., who personally oversees and maintains key customer accounts. This approach ensures that the Company’s key customer relationships are handled at the highest level of seniority.

Application Team

The company works with local customers to understand their challenges in the workflow processes or the capabilities of existing solutions in market. After understanding the challenges from these customers, we offer full end-to-end customized solutions to address the problem faced by our clients. We augment our standard product ranges with our applications team to meet unique customers’ demand for creative solutions to their problems.

Competition

The microscopy equipment industry is growing and increasingly competitive. We compete with competitors who have well-recognized brands for the same pool of potential customers. We also believe that some of our competitors may be better funded or better connected than us. These includes Keyence Corp. (TYO:6861) whereby their IM Series and VHX Series is similar to our products, Nikon Corp. (TYO:7731) whereby their LV Series and ECLIPSE Series is similar to our products, Olympus Corp. (TYO: 7733) whereby their MX Series, DSX Series and CX Series is similar to our products and Hirox Co. Ltd, whereby their HRX Series is similar to our products. Nonetheless, we believe that we are well positioned to compete in the industry because of (i) our strong and stable relationships with our suppliers and customers, (ii) our experienced management team, (iii) our integrated software solutions within our product portfolio; (iv) our innovative and turn-key solutions; (v) our adaptive business model; and (vi) our reliable after-sales support.

Competitive Strengths

We have strong and stable relationships with our suppliers and customers

Ever since we started our business in 2017, we have emphasized developing strong and stable business relationships with our key suppliers and customers. For the financial years ended April 30, 2025 and 2026, our top 5 customers accounted for 85% and 81% of total revenue, respectively.

We have an experienced management team

Our Group is advantaged by a well-experienced management team with significant expertise in providing solutions in the area of microscopy.

We have integrated our software solutions within our product portfolio.

Having integrated our proprietary software into our microscopic hardware products, we have combined cutting-edge hardware with advanced software functionalities, creating a synergistic ecosystem that enhances overall product performance. Our software solutions enable precise control, automation, and data analysis, empowering users with a comprehensive toolkit for scientific research and analysis. Not only does this improve the efficiency of our microscopic hardware, but our integration also provides a distinct edge in terms of versatility and adaptability, ensuring that our products remain at the forefront of technological innovation, giving us a competitive advantage in meeting evolving customer needs.

We provide turn-key solutions.

We specialize in delivering turn-key solutions by developing products with features that precisely target our customers’ key needs, avoiding unnecessary expenses. Additionally, our commitment goes beyond selling off-the-shelf items; we offer turnkey computer vision implementations that are tailored to solve our customers’ specific challenges, providing comprehensive and customized solutions for their unique requirements.

We provide reliable after-sales support.

Our commitment to excellence extends beyond the point of sale, as we understand the importance of seamless customer experiences. We take pride in offering reliable after-sales support so that our customers receive comprehensive assistance and satisfaction long after their purchase. Our dedicated support team is comprised of experts with in-depth knowledge of our microscopy products, as well as our software development team, which stand ready to address any queries, troubleshoot issues, and provide guidance on optimal product utilization for our customers.

Business Strategies

We intend to strengthen our market position in the microscopy equipment industry by implementing the following business strategies and plans.

Expand business and operations through joint ventures and/or strategic alliances in the Southeast Asia Market

We distribute through a combination of distributors and direct customer sales channels, primarily in Singapore and Indonesia, while continuing to expand across Southeast Asia and South Asia. In recent periods, we have implemented a sales channel diversification strategy focused on increasing direct engagement with end customers in order to strengthen brand recognition, diversify our customer base and reduce reliance on sales to distributors.

On January 19, 2024, we provided a loan to PT Neura for the purpose of building strategic alliances in Indonesia. PT Neura is focused on providing biomedical scanning and bespoke cloud storage solutions with a particular focus on pathology samples. Its main offerings include scanning biomedical samples using microscopes and storing the images in the cloud, generating revenue through one-time service fees and recurring subscriptions. This model aligns with our interests as we see the synergies between PT Neura’s software for biomedical scanning, and our PT-B microscopes, which are specifically designed for use in the biomedical industry. Because PT Neura is a start-up with limited operations, as of the date of this 20-F, PT Neura requires the loan proceeds from us to continue developing their biomedical scanning software, as well as to build up their marketing and business development profile locally in Indonesia. PT Neura currently provides digital pathology services to laboratories in Indonesia, converting physical cell samples into digital formats for storage and access via their proprietary cloud platform. They charge between IDR 16,000 and IDR 50,000 per scan, depending on the volume and complexity of the solutions.

Additionally, PT Neura received international recognition by participating in the Geneva-based Health Innovation Exchange (“HIEX”), representing Indonesia in a global initiative to solve healthcare challenges in emerging markets. This participation has resulted in a strategic investment and collaboration with HIEX, where PT Neura received an investment from HIEX which valued them at US$5 million, along with what we believe to be a sales pipeline with up to 300 integrated machine solutions. Phaos’ products are integrated with PT Neura’s biomedical scanning and bespoke cloud storage solutions which are targeted at government and hospital groups in Indonesia. We believe that through the use of the loan proceeds, further development and commercialization of PT Neura’s biomedical scanning solutions will lead to greater integration of PT Neura’s solutions with our products.

Our relationship with PT Neura aims to allow us to gain local market access and turnkey integration with our microscopy solutions, while their solutions adds advanced imaging capabilities to the integrated platform. We believe PT Neura offers a compliant, end-to-end solution tailored to Indonesia’s growing demand for digital healthcare technologies, and an avenue to generate additional revenue.

As of the date of this 20-F, PT Neura is pursuing ISO 13485 certification to qualify for selling medical equipment to hospitals and biomedical institutions, and has a team of 10 staff. We believe PT Neura has established a strong competitive advantage in Indonesia’s digital healthcare landscape through both national and international recognition. For instance, in 2023, PT Neura (operating under the brand Neurabot) was the only company to win both the “Health Innovation Sprint Accelerator” and the “Fight for Access Accelerator,” competitions initiated by Indonesia’s Ministry of Health. These events showcased leading healthcare technologies while providing winners with exposure to investors, government support, and opportunities within the national digital health transformation agenda. As PT Neura continues their developing their biomedical scanning solutions whilst scaling up their operations, we are confident that increased market penetration will result in exponential revenue generation.

We believe these accomplishments have enhanced PT Neura’s visibility and credibility, helping to build a competitive edge in biomedical scanning and bespoke cloud storage solutions. However, PT Neura also faces key disadvantages, such as long sales cycles due to regulatory approval processes, government budgeting constraints and licensing requirements, as well as a competitive landscape that includes both domestic and international digital pathology providers.

As of December 31, 2024, PT Neura has total assets of IDR 15,682,149,571 (USD 971,345) and total liabilities of IDR 20,730,155,138 (USD 1,284,016); for the year ended December 31, 2024, PT Neura has total revenues of IDR 202,551,848 (USD 12,546), and a net loss of IDR 2,846,601,862 (USD 176,317).

As of the date of this 20-F, the Company has exercised the right of repayment under the loan agreement with PT Neura of approximately S$400,000, but there is a risk that we may not be able to recover the remaining loan amount. Please refer to “Risk Factors - Risks related to our Business and Industry - We have provided a loan to PT Neura Integrasi Solusi for the development of biomedical scanning software, and their inability to meet their financial obligations, or our inability to fully enforce our rights against them could have a material adverse effect on our results” for more information.

This loan has been fully written off as at April 30, 2026.

Strengthening our global presence via marketing

Looking ahead, we plan to broaden our marketing approach. This involves a shift to digital marketing in markets in Southeast Asia, China, Taiwan, and Korea, leveraging increased brand awareness gained from our earlier physical marketing efforts in these regions. Additionally, we aim to expand our physical presence beyond Asia-Pacific, targeting the Middle East, the United States, and Europe through relevant exhibitions, focusing on brand recognition.

Widening our product range

The Company intends to continue its development and evolution in the following ways:

1.	Continuous improvements to our current products to meet our existing or potential customers’ requirements. The Company has six (6) series of products to cover the current market. Currently, all products belong to both desktop and standalone series, with the majority of these products intended for industries application. End customers have provided valuable feedback on new applications which have allowed us to add in new analytics software for the new application required on the ground. For example, our software is currently capable of artificial intelligence (“AI”) analysis on material composite, 3D analysis and measurement of materials, detail surface profile analysis.

2.	New product series development.

-	The Company released their 2nd series of products for bio-medical applications in September 2024, targeting the customers and application in the field of digital pathology. We will be providing both hardware and software solutions to cover the needs in digital pathology for cancer cell analysis. Solutions include AI component to speed up the analysis. It is a total solution to speed up the cancer diagnosis and treatment which will help to save lives.

-	The Company is working with a Korean leading microscopy company in developing a series of products using Optical Coherence Tomography technology. This new product allows both surface analysis of material and penetration analysis of the material below its surface. This gives a detailed 3D understanding of the test material. As part of the agreement, the Company will provide our lens and artificial intelligence software capabilities, while the Korean company will provide their technology in optical interference photoacoustic technology into the collaboration. This development is co-sponsored by both Singapore and Korea governments. The development is expected to be completed by December 31, 2026. A summary of the terms of the agreement with the Korean Company is provided below:

a.	Duration: This Agreement shall be in effect from January 1, 2024 until December 31, 2026 unless otherwise extended, renewed or amended by mutual consent.
b.

Publications: Each Party must remove the other Party’s Confidential Information or Intellectual Property from publications, provide drafts 30 days in advance, and obtain written permission before publishing. A Party may object to a publication if it contains Confidential Information or Intellectual Property, requiring removal or delay until appropriate patent filings are made.

c.

Representations and Warranties: Each party confirms their authority to enter the agreement without infringing on third-party rights and commits to performing the project professionally. While Korean Party shall use all reasonable endeavors to ensure the accuracy of the work, it offers no explicit or implied warranty and shall not be held responsible for any consequences unless inaccuracies result from its negligence.

d.	Termination: In the event of a breach or default, the non-breaching party may issue a written notice, granting a sixty-day cure period, after which termination may occur. Immediate termination is permissible upon the substantial cessation, termination, or transfer of the other party’s relevant business activities. Upon termination, the Receiving Party must immediately cease using the Providing Party’s Confidential Information. Furthermore, upon written request, the Receiving Party shall promptly destroy or return all such Confidential Information and provide written certification of compliance.

Awards and Certifications

Certifications

We have obtained the bizSAFE Level 3 certification from the Workplace Safety and Health Council, which recognizes that we have conducted risk assessments for every work activity and process in our workplace. We have also obtained ISO 9001/14001/45001 certifications, with the accreditations provided by the Joint Accreditation System of Australia and New Zealand and the audit completed by EQA IMS Certification Pte. Ltd. This demonstrates our commitment to quality management, environment management and occupational health and safety.

Awards

We have been honored with a prestigious array of awards that underscore our commitment to excellence and innovation in our industry. These accolades serve as a testament to the hard work, dedication, and forward-thinking approach of our team. Notable among these recognitions are the Titan Business Award for the Most Innovative Company of the Year 2023 by International Awards Associate Inc, a private entity; the Stevie Award for Innovation in Technology Development in 2023 presented by Stevie Awards Inc, a private entity; Singapore SME500 Awards in 2023, presented by the Singapore Association of Trade and Commerce, a trade association; Singapore Business Review Technology Excellence Award 2023, presented by the Charlton Media Group, a private entity; and Top 10 Start-Ups of 2022 by CIO Outlook, presented by APAC CIO Outlook, a private entity. These awards are awarded based on a qualitative assessment of our company (except for the Singapore SME Awards which are awarded for enterprising small companies with a turnover of less than S$50 million), validating our ongoing pursuit of quality and customer satisfaction. As we continue to evolve and strive for excellence, these accolades inspire us to maintain the highest standards in all aspects of our business operations.

The awards are based on the relevant qualifications stated in the table below:

Award	Year	Awarding Organization	Qualification
Titan Business Award for the Most Innovative Company of the Year 2023	2023	International Awards Associate Inc	Recognizes companies who demonstrate innovations in Designs, Campaigns, Technology, Services & Solutions, and Organizational Excellence -
Stevie Award for Innovation in Technology Development	2023	Stevie Awards Inc	Recognizes company in their innovation in technology development, management, planning, and implementation.
Singapore SME500 Awards	2023	Singapore Association of Trade and Commerce	Recognizes Small and Medium Enterprises (SMEs) that have been developed and managed effectively, performed well in its fiscal years, instilled and maintained business excellence in its operations. Apart from business excellence, the award honors leading businesses that have proven its success within relating industries, boasting abilities and capabilities to expand and internationalize.
Singapore Business Review Technology Excellence Award 2023	2023	Charlton Media Group	Recognizes companies in Singapore that are riding the digital disruption wave and leading the technological revolution and digital journeys of their respective industries
Top 10 Start-Ups of 2022 by CIO Outlook	2022	APAC CIO Outlook	Selected to highlight some of the key developments in the startup space in Singapore and how Singapore’s startup scene has experienced significant growth in recent years, despite the pandemic-driven market limitations.
Microscopy Technology CEO of the Year in 2023	2023	APAC Insider	Recognizes and congratulates hardworking CEOs dedicated to innovation and success in the Asia-Pacific region.

Litigation and Other Legal Proceedings

We and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this annual report, we are not a party to any significant proceedings in Singapore. We are not aware of any legal proceedings of which we are a party outside of Singapore.

Regulation

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Laws and Regulations Relating to Our Business in Singapore

Employees

Employment Act

The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. The EA extends to all employees, with the exception of certain groups of employees.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides, amongst others, that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund (“CPF”), under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore (“WICA”) and the Workplace Safety and Health Act 2006 of Singapore (“WSHA”), respectively.

Employment of Foreign Workers in Singapore

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”) and regulated by the MOM.

In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign employee unless the foreign employee has a valid work pass from the Controller of Work Passes appointed by the MOM to issue such work passes, which allows the foreign employee to work for him in Singapore. Section 5(6) of the EFMA provides that any person who contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall: (a) be liable on conviction to a fine of at least S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and (b) on a second or subsequent conviction be punished with a fine of at least S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one month and not more than 12 months in the case of an individual; or be punished with a fine of at least S$20,000 and not more than S$60,000, in any other case.

The availability of the foreign workers to various sectors is also regulated by the MOM through, amongst others, the following policy instruments:

(i)	approved source countries;

(ii)	the imposition of security bonds and levies;

(iii)	dependency ceilings based on the ratio of local to foreign workers; and

(iv)	quotas based on the man year entitlements (“MYE”) in respect of workers from Non-Traditional Sources (“NTS”) and the PRC.

Various categories of work passes may be issued by the Controller of Work Passes under the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”), including amongst others the work permit, the S Pass and the employment pass. The work permit is issued to, amongst others, semi-skilled migrant workers in the construction, manufacturing, marine shipyard, process, or services sector. The S Pass is issued to skilled foreign workers who, amongst others, must earn a salary of at least S$3,150 a month in all sectors except the financial services sector, while skilled foreign workers in the financial services sector must earn a salary of at least S$3,650 a month to qualify. From 1 September 2025, the minimum monthly salary requirement for S Pass applicants will be raised to S$3,300, with a higher minimum qualifying salary requirement of S$3,800 for S Pass applicants in the financial services sector. The employment pass is issued to foreign professionals, managers and executives who meet the eligibility criteria, and applicants must earn a salary of at least S$5,000 a month in order to qualify, with applicants in the financial services sector needing to earn a salary of at least S$5,500 a month to qualify. The minimum qualifying salary requirements applicable to an applicant may increase with age.

The EFMR requires employers of work permit holders, inter alia, to:

(a)	bear the costs for the medical treatment of the foreign employee, including any service, investigation, medicine, and medical consumable, among others, which are necessary for the medical treatment;

(b)	provide safe working conditions and take such measures as are necessary for the safety and health of the foreign employee at work;

(c)	provide acceptable accommodation for the foreign employee, which must be consistent with the written laws, directives, guidelines, and circulars of the authorities;

(d)	purchase and maintain medical insurance of at least S$60,000, with at least the first S$15,000 in aggregate of claims to be paid in full by the insurer.

The EFMR requires employers of S Pass holders, inter alia, to:

(a)	bear the costs for the medical treatment of the foreign employee, including any service, investigation, medicine and medical consumable, among others, which are necessary for the medical treatment;

(b)	purchase and maintain medical insurance of at least S$60,000, with at least the first S$15,000 in aggregate of claims to be paid in full by the insurer.

The employment of work permit and S Pass holders are subject to foreign worker levies and quotas. The foreign worker levy generally depends on two factors: (a) the worker’s qualification and (2) the number of work permit or S Pass holders hired. The foreign worker quota imposes a maximum ratio of foreign employees to the total workforce that a company in a given sector can employ.

Before applying for work permits for its foreign workers, a company must first declare its business activity to the MOM using the MOM’s online service. After the company declares its business activity, the MOM will assign the company to the most relevant sector. Each sector has sector-specific rules in relation to the employment of foreign workers and the company’s sector will determine the number of work permit holders that it can employ. To declare its business activity, the company must have a CPF account, contribute CPF Funds for its local workers for at least one (1) month before declaring its business activity, and submit copies of the relevant licenses to the MOM. After a company submits the online application to declare its business activity, the MOM may request for additional information and documents to declare manufacturing as their business activity.

Workplace Safety and Health Act

The WSHA is administered by the MOM. Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary for the safety and health of his employees at work. These measures include providing and maintaining for the persons at work a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons, ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

More specific duties imposed on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (“WSHR”). Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any infectious agents or bio-hazardous material which may constitute a risk to their health.

Under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“CWSH”) may, among others, enter, inspect and examine any workplace, to inspect and examine any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is relevant to an investigation or inquiry under the WSHA.

Workmen’s Compensation

The WICA, which is regulated by the MOM, applies to all employees in all industries who are engaged under a contract of service, except for independent contractors and the self-employed, domestic workers, and members of the Singapore Armed Forces, Singapore Police Force, Singapore Civil Defence Force, Central Narcotics Bureau and Singapore Prison Service. The WICA is in regard to injury suffered by them in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the method(s) of calculating such compensation.

The WICA provides, amongst others, that the employer shall be liable to pay compensation under the WICA if personal injury is caused to an employee during the course of the employee’s employment with the employer. The WICA, read together with the Work Injury Compensation (Insurance) Regulations 2020, provides, amongst others, that employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees earning S$2,600 or less a month (excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance however described), who are engaged under contracts of service (unless exempted).

The WICA does not cover self-employed persons or independent contractors. However, the WICA provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal may be directed by the Commissioner for Labour to fulfil the subcontractor employer’s obligations under the WICA in relation to any employee of the subcontractor employer employed in the execution of the work, such as to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal.

Under the WICA, if an employee dies or sustains injuries in a work-related accident or contracted occupational diseases in the course of the employment, the employer is generally liable to pay compensation in accordance with the provisions of the WICA. An injured employee is generally entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted.

C. Organizational structure

Our Group comprises the Company and its subsidiaries, Phaos Technology Pte. Ltd., Phaos Technology Holdings (BVI) Limited and Phaos Solutions Vietnam Co., Ltd. The following is a list of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time	Percentage Ownership
Phaos Technology Pte. Ltd.	Singapore	February 22, 2017	100%
Phaos Technology Holdings (BVI) Limited.	British Virgin Islands	March 7, 2024	100%
Phaos Solutions Vietnam Co., Ltd	Vietnam	February 7, 2025	100%

D. Property, Plant and Equipment

A description of the Company’s leased properties is below:

Real Property

A description of the Company’s leased real properties are as follows:

Location	Usage	Lease Period	Rent (per month)		Approximate area (sq m)
The Curie Singapore Science Park Unit #02-01, Singapore 118258	Office	December 15, 2025 to December 14, 2028	S$	3,580.89	92.41
55 Ayer Rajah Crescent #05-05, Singapore 139949	Design and Assembly	February 1, 2026 to January 31, 2029	S$	2,131.45	90.70

Inventory

For our microscopy equipment sales, we maintain an inventory of individual components of the products, as well as the final assembled products which are in demand with our customers and hence easier to sell.

As of April 30, 2026, and April 30, 2025, we had inventories of S$543,712 (approximately US$426,868) including allowance for slow moving of S$2,597 (approximately US$2,039) and S$310,007 (approximately US$243,386), respectively.

Intellectual Property

Our Group’s intellectual property rights are important to its business. As of the date of this 20-F, the Group is presently in the process of registering one trademark in respect of its logo.

Phaos’ patented “microsphere-assisted technology” is based on one patent and one patent pending that has been filed for the protection of our core technology.

Additionally, Phaos has applied for patent “A Microsphere Holder”. We have been granted patent protection in China. The status of the patent are as follows:

Country	Application No.	Current Status	Publish Date	Expiration date
	202080029874.3	Granted (Patent No: ZL202080029874.3), patent publication date September 24, 2024	September 24, 2024	October 20, 2026

These patents cover the way that our microscope systems holds the microsphere within our microscopes to achieve the enhanced resolution The patents are currently used in the ON200, ON200+ and the PTI product lines.

As of the date of this 20-F, the Group has registered the following domain name:

Domain Name	Registered Owner	Registration Date	Expiry Date
www.phaostech.com	Phaos Technology Pte. Ltd.	August 12, 2023	August 12, 2026

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Research and Development

Below are selected research and development initiatives that we are currently undertaking through a customer-funded and collaborative development model. Since late 2025, we have restructured our research and development approach such that projects are generally initiated only when supported by customer funding and active customer participation. Depending on the nature of the project and our internal technical capabilities, we may act either as the primary developer or as a program manager coordinating with external technology partners and service providers. We currently have two full-time employees engaged in research and development activities, who are included within the “Operations” employee category described below.

1.	Improving Working Distance of Microsphere-assisted Microscope

The Company is currently working on a new series of microsphere lens with improved working distance. This high resolution lenses with long working distance will provide a new dimension and breakthrough in the market for high resolution observation and analysis.

2.	Fully Automated Zoom Microscopy.

We have completed the development of our Fully Automated Zoom Microscopy product, which enables programmable computer-controlled magnification adjustment designed to improve measurement reproducibility, operational consistency and inspection throughput in high-volume QA/QC environments. The system is currently deployed in operational use at a customer site in Kuala Lumpur, Malaysia. We are also engaged in ongoing discussions with the customer regarding a potential Phase 2 development initiative to incorporate AI-assisted inspection capabilities into the system.

3.	Solution for digital pathology for cancer cell analysis.

We are embarking on the development of an end-to-end hardware and software system that helps to shorten the cancer diagnosis process and will allow us to build a bridge between traditional microscopy to future leading technologies.

4.	AI analysis and Cloud computing

We are currently developing new AI and cloud computing capabilities in image processing, recognition, anomaly detection and other various AI capabilities. We aim to develop these capabilities to help reduce the manpower workload and reduce reliance on human judgement. We also look to improve our hardware capabilities to support a more seamless and quicker AI performance for critical decision-making optical systems.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this form 20-F. This discussion and analysis and other parts of this annual report on Form 20-F contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this form 20-F. You should carefully read the “Risk Factors” section of this form 20-F. to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

5.A. Operating Results.

Overview

Phaos Technology Holdings (Cayman) Limited (the “Company”) is an investment holding company incorporated on March 7, 2024 under the laws of the Cayman Islands. The Company through its subsidiary assembling and commercialization of such advanced microscopy-related solutions, technologies and products. Using its patented microsphere-assisted technology, the Company can significantly increase the magnification of existing traditional optical microscope by up to 4 times compared to its competitors, hence allowing clients to see beyond the optical limit in an effective manner. Currently, it is the only commercially available advanced optical microscope that can see below the 200nm optical limit, within a commercially viable working distance.

Our business is primarily involved on the assembling and commercialization of advanced microscopy-related solutions, technologies and products tailored for precision measurement and magnification purposes. Our product range includes microscopy solutions, featuring:

i)	Super-resolution imagers capable of achieving imaging down to 137 nm;
ii)	Specialized microscopes designed to meet the diverse needs of various industries; and
iii)	Three-dimensional (3-D) real-time image magnifiers for enhanced visualization.

Traditional optical microscopes are able to see up to 220 nm, while our solution allows users to see up to 137 nm. As a result, we believe that this is considered by the optical industry as a super resolution optical microscopy solution.

In addition to our hardware offerings, we provide complementary proprietary software developed entirely in-house to complement our microscopy solutions. Our software includes AI components that utilize computer vision and machine learning algorithms to support image-based defect detection, recognition pattern analysis, research applications, and quality assurance and quality control (“QA/QC”) functions. Our AI-assisted solutions are trained using customer-supplied inspection data and are customized for each customer’s products, inspection standards and operational requirements. See “Business - Overview” for additional information.

For the years ended April 30, 2025 and 2026, the provision of microscopy products and components contributed to 95.9% and 91.8% of our revenue, respectively.

We distribute our microscopy products and software solutions through a combination of distributors and direct customer sales channels, primarily in Singapore and Indonesia, while continuing to expand across Southeast Asia and South Asia. In recent periods, we have implemented a sales channel diversification strategy focused on increasing direct engagement with end customers in order to strengthen brand recognition, diversify our customer base and reduce reliance on sales to distributors.

Our microscopy solutions accommodate a diverse range of applications enabling us to serve a wide range of customer needs and capitalize on emerging growth opportunities in the region. Our diverse customer base primarily includes industries with usage in fields such as manufacturing, research & development, biomedical, semiconductors, Printed Circuit Board (“PCB”), electronics, precision engineering, injection molding, research, healthcare, QA/QC and diagnostics. Our business strategic focus involves strengthening our market position in Singapore and Indonesia, and progressively expanding into the Southeast Asian region.

Revenue for the year ended April 30, 2026 was S$132,077, compared to S$167,707 for the year ended April 30, 2025. The decline in revenue was primarily attributable to delayed sales orders from our customers. During the same period, revenue concentration from our largest single customer increased from approximately 23% of total revenue to approximately 38%, while the contribution from our five largest customers decreased from approximately 85% to approximately 81% of total revenue.

Additional resources have been allocated to support our regional expansion strategy in Singapore and Malaysia in response to the reduction in sales orders from certain of our largest customers. Singapore remains our primary operating market, where we continue to strengthen commercial relationships and expand our customer base across the manufacturing, semiconductor, precision engineering, biomedical and research sectors. Malaysia represents our principal near-term expansion market, where we are establishing direct customer relationships and increasing our market presence across similar industry verticals. We continue to implement our direct sales strategy through direct engagement with end customers, led by our Managing Director, Mr. Tay Beng Boon, who works closely with customers to develop tailored solutions designed to address their operational requirements. To support these initiatives, we have allocated up to US$2.0 million toward direct sales and marketing activities, product demonstrations, participation in industry trade shows and conferences, and enhancement of after-sales service capabilities in Singapore and Malaysia. We expect that our ongoing customer diversification and regional expansion efforts will allow us to increase and stabilize product sales over time through a broader customer base and reduced customer concentration.

In June 2025, the Company reduced its workforce from 25 to 10 full-time employees to align its cost structure with current operational needs following the decline in revenue for the year ended April 30, 2025. As a result of the workforce reduction and other cost management measures, the Company’s monthly operating expenses have been reduced to below S$200,000. Management believes that the workforce reduction has not adversely affected the Company’s ability to support its existing operations, attract or retain personnel, or continue implementing its direct sales strategy.

We believe our customer diversification and cost management initiatives have begun to produce initial operational improvements. For the year ended April 30, 2025, our revenue was S$167,707 (US$131,667), and our net loss and accumulated deficit were S$5,137,064 (US$4,033,109) and S$12,167,130 (US$9,552,412), respectively. For the year ended April 30, 2026, our revenue was S$132,077 (US$103,694) and our net loss and accumulated deficit were S$6,157,779 (US$4,834,474) and S$18,324,909 (US$14,386,886). Business operations in Singapore contributed approximately 86.0% of our Group’s revenue for the year ended April 30, 2026. We believe these results reflect the initial impact of our efforts to broaden our customer base, reduce customer concentration and improve operational efficiency.

In addition, service revenue increased as a result of maintenance-based contracts for our customers. As we grow our product and software range, we expect that service revenue will continue to contribute a greater percentage of our revenue going forward.

Key Factors Affecting the Results of Our Group’s Operations

Our operating results are primarily affected by those factors set out in the below sections:

Supply chain interruptions

Supply chain interruptions pose significant challenges to businesses, impacting operations, production, and ultimately, the ability to meet customer demand. We conduct a comprehensive analysis of the supply chain to identify potential vulnerabilities and points of failure. This includes assessing dependencies on critical suppliers, geographical risks, transportation logistics, and regulatory compliance issues. The Group will strengthen relationships with key suppliers through open communication, collaboration, and regular performance evaluations. We develop robust contingency plans to address potential supply chain disruptions, including natural disasters, geopolitical events, trade disputes, and pandemics. These plans include clear protocols and procedures for activating contingency measures swiftly and effectively when disruptions occur. By proactively addressing supply chain interruptions and implementing risk management strategies, businesses can enhance our resilience and mitigate the impact of disruptions on operations and customer satisfaction.

Fluctuations in material prices and quantities

Fluctuations in material prices and quantities can significantly affect the cost of assembling microscopy products. To mitigate these impacts, we implement effective inventory management practices, optimizing levels based on demand forecasts and lead times. Maintaining adequate buffer stocks helps offset sudden price increases or supply shortages. Additionally, we continuously assess cost reduction strategies such as process optimization and exploring alternative materials or components with similar performance at lower costs. These measures not only reduce overall production costs but also enhance our resilience to price fluctuations. By implementing these strategies, we can better manage our susceptibility to market volatility, strengthening our competitiveness and ensuring sustained performance in the market.

Pricing and profitability

Setting the right pricing strategy for our microscopy products is crucial for generating revenue and achieving profitability. We provide the software as a complementary product to our microscopy products. Other factors such as market demand, tight competition, product differentiation, and perceived value all influence our pricing decisions. Balancing affordability with profitability is essential to attract customers while maximizing our returns. We distribute through a combination of distributors and direct customer sales channels, primarily in Singapore and Indonesia, while continuing to expand across Southeast Asia and South Asia. In recent periods, we have implemented a sales channel diversification strategy focused on increasing direct engagement with end customers in order to strengthen brand recognition, diversify our customer base and reduce reliance on sales to distributors and while it provides broader direct customer base, we are currently uncertain as to whether it may or may not result in lower margins due to many other external macro-factors in play such as competitors, innovation within the optical industry as well as the general economic environment.

Compliance with health, and safety regulations

Compliance with health and safety regulations is paramount to our business operations, as non-compliance can lead to penalties and reputational damage. We closely monitor existing regulations and proactively adapt our practices to ensure compliance. Additionally, we stay vigilant regarding new and evolving laws and regulations that may impact our operations. To mitigate the risks associated with regulatory changes, we maintain robust internal controls and processes focused on compliance with health and safety regulations. This includes conducting regular audits, implementing training programs for employees, and engaging with regulatory authorities to stay informed about emerging requirements. By prioritizing compliance with health and safety regulations and staying abreast of regulatory developments, we aim to safeguard our business against potential penalties and reputational harm while fostering a safe and sustainable operating environment.

Inflation

Inflation can drive the prices of raw materials and components used in our microscopy products upwards. This increase in material costs can be attributed to various factors, including supply chain disruptions, and fluctuations in commodities prices. Energy prices, particularly crude oil prices, can impact transportation and production costs as well. Overall, we may face higher procurement costs for essential components and materials as well as elevated expenses for transportation, energy and labor. To mitigate the effects of inflation on material costs and profit margins, we will continuously assess cost reduction strategies, including exploring alternative sources of materials.

Results of Operations

Comparison of Years Ended April 30, 2026 and 2025

The following table summarizes the consolidated results of our operations for the year ended April 30, 2026 and 2025, respectively:

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Revenue	132,077	103,694	167,707	131,667	(35,630)	(27,973)	-21.2%
Costs of products sold	(114,767)	(90,104)	(130,641)	(102,566)	15,874	12,462	-12.2%

Employee benefits expense	(2,739,571)	(2,150,836)	(2,462,326)	(1,933,172)	(277,245)	(217,664)	11.3%
Research and Development expenses	-	-	(139,720)	(109,694)	139,720	109,694	-100.0%
Depreciation expenses	(160,846)	(126,281)	(186,963)	(146,785)	26,117	20,504	-14.0%
Operating lease expenses	(119,823)	(94,074)	(142,670)	(112,010)	22,847	17,936	-16.0%
Other operating expenses	(3,319,747)	(2,606,334)	(1,161,663)	(912,022)	(2,158,084)	(1,694,312)	185.8%
(Allowance for)/Reversal of allowance for expected credit losses on loan receivables	106,116	83,312	(1,223,608)	(960,655)	1,329,724	1,043,967	-108.7%
Loss from operations	(6,216,561)	(4,880,623)	(5,279,884)	(4,145,237)	(936,677)	(735,386)	17.7%

Non-operating income:
Other income	67,949	53,347	151,283	118,772	(83,334)	(65,425)	-55.1%
Interest expense	(9,167)	(7,198)	(8,463)	(6,644)	(704)	(554)	8.3%
Total non-operating income, net	58,782	46,149	142,820	112,128	(84,038)	(65,979)	-58.8%
						-
Loss before income tax expense	(6,157,779)	(4,834,474)	(5,137,064)	(4,033,109)	(1,020,715)	(801,365)	19.9%
Income tax expense	-	-	-	-	-	-	-
Net loss	(6,157,779)	(4,834,474)	(5,137,064)	(4,033,109)	(1,020,715)	(801,365)	19.9%

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	89,837	70,531	(1,143)	(897)	90,980	71,428	-7959.8%
Total comprehensive loss	(6,067,942)	(4,763,943)	(5,138,207)	(4,034,006)	(929,735)	(729,937)	18.1%
						-
Basic and diluted loss per share to ordinary shareholders	(0.49)	(0.38)	(0.49)	(0.38)	0.00	0.00	0.0%

Revenue

We provide services through sales of microscopes and parts. The following table provides financial information for each of these operating groups:

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Revenue:
Sales of microscopes and parts	121,232	95,180	160,899	126,322	(39,667)	(31,142)	-24.7%
Services	10,845	8,514	6,808	5,345	4,037	3,169	59.3%
Total	132,077	103,694	167,707	131,667	(35,630)	(27,973)	-21.2%

Revenue as a percentage of total:
Sales of microscopes and parts	91.8%	91.8%	95.9%	95.9%
Services	8.2%	8.2%	4.1%	4.1%
Total	100.0%	100.0%	100.0%	100.0%

The principal activities of the Company for the years ended April 30, 2026 and 2025 was sales of microscopy solutions, products and accessories. Our revenue for the years ended April 30, 2026 and 2025 was S$132,077 (approximately US$103,694) and S$167,707 (approximately US$131,667), respectively, representing a decrease of 21.2%. This reduction in revenue was primarily attributed to a reduction in sales orders from our largest customers, with the price of the products remaining largely unchanged. In order to further build brand recognition and to diversify customer base, the Group has embarked on a diversification strategy whereby the Group targets much more customers.

For the year ending April 30, 2026 and April 30, 2025, the largest customer is neither related to the Company nor to the shareholders of the Company. In addition, we have zero returns for our products for the years ended April 30, 2026 and 2025.

Other Income

The following table provides financial information for the different types of Other Income:

	Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Interest income	225	177	5,832	4,579	(5,607)	(4,402)	(96.1)%
Government Grants	20,968	16,462	62,644	49,182	(41,676)	(32,720)	(66.5)%
Other	46,756	36,708	82,807	65,011	(36,051)	(28,303)	(43.5)%
Total	67,949	53,347	151,283	118,772	(83,334)	(65,425)	(55.1)%

For the year ended April 30, 2025 to April 30, 2026, there was a decrease of S$83,334 (approximately US$65,425) or 55.1% from S$151,283 (approximately US$118,772) to S$67,949 (approximately US$53,347), This was primarily attributable to a decrease in government grants of S$41,676 (approximately US$32,720) or 66.5% from S$62,644 (approximately US$49,182) for the year ended April 30, 2025 to S$20,968 (approximately US$16,462) for the year ended April 30, 2026. We expect the decrease in government grants to continue as the Company matures.

Cost of sales

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Tools and hardware and Production Labor	108,117	84,883	122,836	96,439	(14,719)	(11,556)	(12.0)%
Inward freight	6,650	5,221	7,805	6,127	(1,155)	(906)	(14.8)%
Total	114,767	90,104	130,641	102,566	(15,874)	(12,462)	(12.2)%

Our cost of services comprises mainly tools and hardware, production labor and inward freight. Our total cost of sales decreased by S$15,874 (approximately US$12,462) or by 12.2% from S$130,641 (approximately US$102,566) for the year ended April 30, 2025, to S$114,767 (approximately US$90,104) for the year ended April 30, 2026. This was primarily attributable to a decrease of 12.0% in our purchase from S$122,836 (approximately US$96,439) for the year ended April 30, 2025 to S$108,117 (approximately US$84,883) for the year ended April 30, 2026. Such a decrease was in line with our decreased revenue due to diversification of customer base and delayed of sales orders from customers.

Payroll

As of April 30, 2025, and 2026 we have 25 and 10 full time employees. We enter into employment contracts with our full-time employees, which are not covered by collective bargaining agreements. The remuneration to our employees includes fixed salaries, performance-based bonuses, allowances and sales commissions for employees. We determine employees’ remuneration based on a number of factors including years of experience, qualifications and market rates.

Operating lease expenses

As of April 30, 2025, the Company has four office premise lease agreements with lease terms ranging from two to three years, and has paid a sum of S$142,670 (approximately US$112,010) for the expenses. As of April 30, 2026, the Company has two office premise lease agreements with lease terms of three years, and has paid a sum of S$119,823 (approximately US$94,074) for the expenses. The company has a non-cancellable lease for an office premise located at The Curie Singapore Science Park Unit #02-01, Singapore 118258 with a lease term of 3 years and a non-cancellable lease for an office premise located at 55 Ayer Rajah Crescent #05-05 Singapore 139949 with a lease term of 3 years. As of April 30, 2025, the company entered to a lease agreement for office premises at Shophouse SH01-01, Binh Minh Garden Project, Duc Giang Ward, Long Bien District, Hanoi City, Vietnam with a lease term of 2 years, this lease has been terminated as at April 30, 2026.

General and administrative expenses

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Advertising fee and marketing cost	3,688	2,895	10,335	8,114	(6,647)	(5,219)	-64.3%
Consultancy fee	640,743	503,047	55,422	43,512	585,321	459,535	1056.1%
Professional and legal fees	158,329	124,304	33,968	26,669	124,361	97,635	366.1%
Travelling expenses	71,699	56,291	165,435	129,883	(93,736)	(73,592)	-56.7%
Staff training	2,634	2,068	18,185	14,277	(15,551)	(12,209)	-85.5%
Other expenses	2,442,654	1,917,729	878,318	689,567	1,564,336	1,228,162	178.1%
Total	3,319,747	2,606,334	1,161,663	912,022	2,158,084	1,694,312	185.8%

For the year ended April 30, 2025 and 2026, other operating expenses consist primarily of advertising fee and marketing cost, consultancy fee, professional and legal fees, travelling expenses, staff training and other expenses. Other expenses include accounting fee, bank service charges, entertainment and refreshment, exchange gain or loss, repairs and maintenance, management fee and others. Operating expenses increased by S$2,158,084 (approximately US$1,694,312), or 185.8% from S$1,161,663 (approximately US$912,022) for the year ended April 30, 2025 to S$3,319,747 (approximately US$2,606,334) for the year ended April 30, 2026. The increase was primarily due to consultancy fees and other expenses, mainly from IPO expenses S$79,425 (approximately US$62,357) and business development expenses S$1,492,610 (approximately US$1,171,848). This indicates the company sought to promote its products and services more aggressively in the market regionally, reflecting heightened administrative and operational activities as well as increased expansion initiatives undertaken by the company.

Finance expenses

Our finance expenses increased by S$704 (approximately US$554) from S$8,463 (approximately US$6,644) for the year ended April 30, 2025 to S$9,167 (approximately US$7,198) for the year ended April 30, 2026.

Research and development expenses

The following table sets forth a breakdown of our research and development expenses for the years indicated:

	As of April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Research and Development Expenses	-	-	139,720	109,694	139,720	109,694	(100.0)%
Total Research and Development Expenses	-	-	139,720	109,694	139,720	109,694	(100.0)%

Research and development expenses primarily consisted of testing and retrieval of relevant test reports. Research and development expenses decreased by approximately 100.0%, from S$139,720 (US$109,964) for the year ended April 30, 2025 to nil for the year ended April 30, 2026. The decrease is due to a shift from solely sales via distributors to combination of sales via distributors and direct customers.

Impairment of loan receivables

During the year ended April 30, 2026, impairment of loan to third party was reversed by S$106,116 (US$83,312), after repayment was higher than the carrying amount of S$400,000 (US$314,040) as at April 30, 2025.

5.B. Liquidity and Capital Resources.

Our primary source of liquidity has been cash generated from our business operations, proceeds from equity and debt financing, and loans from our major shareholder, TongHuai SG Enterprise Pte. Ltd. Historically, these sources have been sufficient to meet our working capital and capital expenditure requirements. However, as discussed below, there is substantial doubt about our ability to continue as a going concern.

As of the year ending April 30, 2026, the Group had a net loss of S$6,157,779 (approximately US$4,834,474) and incurred a negative cashflow from operations of S$10,902,972 (approximately US$8,559,924), against a cash balance of S$762,234 (approximately US$598,430). This raises substantial doubt about our ability as a going concern.

To sustain our ability to support our ongoing activities, we considered supplementing our sources of funding through the following:

-	Cash flow from operations through sale of our products
-	Continuous support from major shareholders, such as TongHuai SG Enterprise Pte. Ltd. which has provided for the shareholders’ loan

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

Short-Term Liquidity (Next 12 Months)

Based on our current monthly cash burn rate of less than S$200,000 per month following our June 2025 restructuring, we estimate that we will require approximately S$500,000 to S$1 million in additional funding to satisfy our cash requirements for the next 12 months. Our primary uses of cash during this period are expected to include: (i) operating expenses, including employee compensation, rent, and professional services; (ii) sales and marketing initiatives to expand our customer base; and (iii) repayment of our bank loan obligations, which mature in July 2027. As of April 30, 2026, we had S$78,366 (US$61,526) outstanding for our temporary bridging loan, which bears interest at 4.75% per annum.

Long-Term Liquidity (Beyond 12 Months)

Our long-term liquidity needs will depend on numerous factors, including: (i) our ability to achieve profitability and generate positive cash flows from operations; (ii) the rate at which we expand our operations and customer base in Singapore and the Southeast Asian region; (iii) our capital expenditure requirements for equipment and technology; and (iv) our ability to access debt or equity financing on acceptable terms. We currently do not have any committed sources of long-term financing and will need to raise additional capital to support our growth strategy and repay our outstanding indebtedness. There can be no assurance that such financing will be available on favorable terms, or at all.

There is no immediate liquidation concern for the Company; however, there is substantial doubt on the Company being a going concern but the management has positive mitigation plan to handle going concern issue.

Capital Raising Strategy

To address our liquidity needs and the substantial doubt about our ability to continue as a going concern, we are pursuing a capital raising strategy that may include: (i) additional equity financing, including potential follow-on public offerings or private placements; (ii) debt financing, including bank loans or convertible instruments; and (iii) continued support from our major shareholder, TongHuai SG Enterprise Pte. Ltd., where S$2,995,423 (US$2,351,707) as at April 30, 2025 has been fully repaid as at April 30, 2026. These loans from TongHuai SG Enterprise Pte. Ltd. are interest-free, unsecured, and due on demand. There is no written agreement or commitment obligating TongHuai SG Enterprise Pte. Ltd. to provide additional funding, although the shareholder has historically supported the Company’s operations and has indicated its intention to continue doing so. Management is actively evaluating financing alternatives; however, as of the date of this report, no definitive financing agreements have been entered into and there can be no assurance that any such financing will be obtained.

Impact of November 2025 IPO

On November 12, 2025, we completed our initial public offering of 2,700,000 Class A ordinary shares at a public offering price of $4.00 per share, and on November 24, 2025, the underwriters exercised their over-allotment option in full to purchase an additional 405,000 Class A ordinary shares. After deducting underwriting discounts and commissions of 7.5% ($0.30 per share) and estimated offering expenses of approximately US$1,598,023, we received net proceeds of approximately US$10,871,976. These proceeds are being used for working capital and general corporate purposes, including expansion through acquisitions. While the IPO proceeds provide additional liquidity, the Company continues to evaluate its ongoing funding requirements and may need to raise additional capital to support its operations and growth strategy.

The audited consolidated financial statements do not include any adjustments that might be necessary if the Group is unable to continue as a going concern.

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Liquidity and capital resources:
Cash and cash equivalents at the beginning of the year	129,552	101,712	2,312,107	1,815,235	(2,182,555)	(1,713,523)	-94.4%

Net cash used in operating activities	(10,902,972)	(8,559,924)	(3,653,376)	(2,868,265)	(7,249,596)	(5,691,659)	198.4%
Net cash used in investing activities	468,397	367,739	(332,838)	(261,311)	801,235	629,050	-240.7%
Net cash generated from financing activities	10,977,420	8,618,372	1,804,802	1,416,950	9,172,618	7,201,422	508.2%

Translation loss	89,837	70,531	(1,143)	(897)	90,980	71,428	-7959.8%

Net increase/(decrease) in cash and cash equivalents	632,682	496,718	(2,182,555)	(1,713,523)	2,815,237	2,210,241	-129.0%

Cash and cash equivalents as at the end of the year	762,234	598,430	129,552	101,712	632,682	496,718	488.4%

On August 11, 2022, the Company has acquired a 5-year S$270,000 temporary bridging loan which expires in July 2027. The bank loan which carries interest of 4.75% per annum is secured by joint and several guarantee by Andrew Yeo Eng Sian (former Chief Executive Officer) and Beh Hook Seng (Executive Chairman). As of April 30, 2026, the carrying amount of the bank loan was S$78,366 (US$61,526).

On November 1, 2022, the Company has acquired another 5-year S$500,000 secured fixed rate bank loan which expires in November 2027. The bank loan which carries interest of 7.75% per annum is secured by joint and several guarantee by Beh Hook Seng, Andrew Yeo Eng Sian, Wong Teck Far and Chua Jun Hao, David. As of April 30, 2025, the bank loan has been fully paid.

Cash Flows used in Operating Activities

For the year ended April 30, 2026, net cash flow used in operating activities was S$10,902,972 (approximately US$8,559,924) compared to cash flow used in operations of S$3,653,376 (approximately US$2,868,265) for the year ended April 30, 2025. The increase in cash flow used in operations was primarily the result of higher net loss and increase in prepayments.

For the year ended April 30, 2025, net loss of S$5,137,064 (approximately US$4,033,109) adjusted for non-cash items which included depreciation S$186,963 (approximately US$146,785). This was offset against net cash outflow arising from the net change in operating assets and liabilities of S$69,553 (approximately US$54,606).

Cash Flows used in Investing Activities

Net cash from investing activities was S$468,397 (approximately US$367,739) for the year ended April 30, 2026, as compared to net cash used of S$332,838 (approximately US$261,311) for the year ended April, 2025.

Net cash from investing activities for the year ended April 30, 2026 consisted of repayment of loan to third-party, purchase of production equipment, computer and software, furniture and fittings, office equipment and renovation in the amount of S$468,397 (approximately US$367,739). On January 19, 2024, Phaos Technology Pte. Ltd. (the “Lender”) entered into a loan agreement with PT Neura Integrasi Solusi (the “Borrower”) for the purposes of further business activities in Indonesia and working capital, this loan has been fully written off as at April 30, 2026.

Net cash used in investing activities for the year ended April 30, 2025 consisted of a loan to third-party, purchase of production equipment, computer and software, furniture and fittings, office equipment and renovation in the amount of S$332,838 (approximately US$261,311).

Cash Flows from Financing Activities

Net cash generated from financing activities was S$10,977,420 (approximately US$8,618,372) for the year ended April 30, 2026, as compared to S$1,804,802 (approximately US$1,416,950) for the year ended April 30, 2025.

Net cash generated from financing activities for the year ended April 30, 2026 consisted of net proceeds from related party, TongHuai SG Enterprise Pte. Ltd., of S$760,000 (approximately US$596,676), and offset by repayments of borrowings of S$55,613 (approximately US$43,662) and repayment to major shareholder of S$3,755,423 (approximately US$2,948,383).

Net cash generated from financing activities for the year ended April 30, 2025 consisted of proceeds from subscription monies in the amount of S$255,195 (approximately US$200,354), net proceeds from related party, TongHuai SG Enterprise Pte. Ltd., of S$2,262,670 (approximately US$1,776,422), and offset by repayments of borrowings of S$440,455 (approximately US$345,801) and deferred offering costs of S$272,608 (approximately US$214,025).

Working Capital

As of the year ending April 30, 2026, the Group’s incurred a negative cashflow from operations of S$10,902,972 (approximately US$8,559,924), against a cash balance of S$762,234 (approximately US$598,430).

For the year ended April 30, 2025, the Group’s incurred a negative cashflow from operations of S$3,653,376 (approximately US$2,868,265), against a cash balance of S$129,552 (approximately US$101,712).

Discussion of Certain Balance Sheet Items

The following table set forth selected information from our consolidated balance sheets as of April 30, 2026 and April 30, 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this 20-F.

Account payables

	As of April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Account payables	298,826	234,608	93,931	73,745	204,895	160,863	218.1%

Account payables increased by S$204,895 (approximately US$160,863) from S$93,931 (approximately US$73,745) to S$298,826 (approximately US$234,608) as of April 30, 2025, to April 30, 2026, respectively. The turnover days is 625 days as of April 30, 2026 and 542 days as of April 30, 2025. We remain focused on managing our accounts payable efficiently to support our financial stability and growth objectives in the future.

Account receivables

	For Years Ended April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change

Account receivables, before allowance for expected credit losses	1,751	1,375	38,384	30,135	(36,633)	(28,760)	-95.4%
Accounts Receivables	1,540	1,209	38,275	30,050	(36,735)	(28,841)	-96.0%
(1 - 90 days)
Accounts Receivables	211	166	-	-	211	166	N/A
(91 - 180 days)
Accounts Receivables	-	-	109	85	(109)	(85)	-100.0%
Over 180 days

Typically, we provide up to 30 days credit terms for our customers.

Account receivables, net of allowance for expected credit losses decreased by S$36,633 (approximately US$28,760) from S$38,384 (approximately US$30,135) to S$1,751 (approximately US$1,375) as of April 30, 2025, to April 30, 2026, respectively. The turnover days is 55 days and 84 days as of April 30, 2026 and April 30, 2025, respectively. A decrease in accounts receivable and turnover days is as a result of managing receivables. Subsequent to April, 2026 only S$211 (approximately US$166), representing 12.1% of the outstanding balance.

Lease Liabilities

	As of April 30,
	2026		2025		Variance
	SGD	USD	SGD	USD	SGD	USD	% Change
Current Liabilities
Lease liabilities – current	62,416	49,003	109,142	85,687	(46,726)	(36,684)	(42.8)%

Non-current liabilities
Lease liabilities – non-current	110,256	86,562	22,703	17,824	87,553	68,738	385.6%

Total lease liabilities	172,672	135,565	131,845	103,511	40,827	32,054	31.0%

Total lease liabilities comprise current lease liabilities and non-current lease liabilities.

The total borrowings of the Group increased by S$40,827 (approximately US$32,054) from S$131,845 (approximately US$103,511) to S$172,672 (approximately US$135,565) as of April 30, 2025, to April 30, 2026, respectively.

Leases represented two property lease agreements with lease terms of 3 years where one will end in 2028 and another will end in 2029.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

Bank Loan Covenants

As of April 30, 2026, we have an outstanding bank loan of S$78,366 (approximately US$61,526) under our temporary bridging loan facility with Enterprise Singapore, which matures in July 2027 and bears interest at 4.75% per annum. This loan is secured by joint and several guarantees from former Chief Executive Officer Andrew Yeo Eng Sian and Executive Chairman Beh Hook Seng. The loan agreement does not contain financial covenants. As of April, 2026, we were in compliance with all applicable covenants under this facility.

Related Party Transactions

As discussed above, we have received significant financial support from our major shareholder, TongHuai SG Enterprise Pte. Ltd., in the form of loans, there is no outstanding as of April 30, 2026. These loans are interest-free, unsecured, and due on demand with no written agreement or commitment for future funding. The interest-free nature of these loans represents a benefit to the Company that would not be available in an arms-length transaction with an unrelated party. If these loans were called for repayment, we would likely be unable to satisfy such demand from our existing resources and would need to seek alternative financing, which may not be available on acceptable terms, or at all. Our dependence on this related party financing represents a material risk to our liquidity and ability to continue as a going concern.

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.

5.D. Trend Information.

Known Trends and Uncertainties

The following trends and uncertainties are reasonably likely to have a material impact on our results of operations, financial condition, and liquidity:

Going Concern and Liquidity Risk. As discussed elsewhere in this report, there is substantial doubt about our ability to continue as a going concern. As of April 30, 2026, we had a cash balance of only S$762,234 (approximately US$598,430) and incurred negative cash flow from operations of S$10,902,972 (approximately US$8,559,925) during the year then ended. Our ability to continue as a going concern is dependent upon management’s ability to successfully execute on its capital raising strategy, continued support from major shareholders, and our ability to increase revenues and reduce operating expenses. There can be no assurance that these measures will be successful or that we will be able to obtain additional financing on acceptable terms, or at all. This uncertainty is reasonably likely to continue to have a material adverse effect on our financial condition, results of operations, and ability to pursue our business strategy.

Customer Concentration. For the year ended April 30, 2026, our top five customers accounted for 80.7% of our total revenue, with our largest customer accounting for 37.8% of total revenue. The loss of any one of these significant customers, or a substantial reduction in their purchases, could have a material adverse effect on our revenue and results of operations. We are actively seeking to diversify our customer base, but there can be no assurance that we will be successful in these efforts or that customer concentration will decrease.

Geographic Concentration. For the year ended April 30, 2026, approximately 86.0% of our revenue was derived from customers in Singapore. This geographic concentration exposes us to risks related to the Singapore economy, including changes in demand, currency fluctuations, and regulatory changes specific to that market. While we are pursuing expansion into Southeast Asia and South Asia, there can be no assurance that we will be successful in these efforts.

Workforce Reduction. As of April 30, 2026, our workforce consisted of 10 full-time employees, a reduction from 25 employees as of April 30, 2025. While this restructuring has contributed to a reduction in our monthly operating cash burn, there can be no assurance that we will be able to maintain this reduced cost structure while pursuing our growth objectives, or that the reduction in workforce will not adversely impact our ability to execute on our business strategy, maintain product quality, or serve our customers.

5.E. Critical Accounting Policies and Estimates

We prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosures. When reviewing our financial statements, you should consider our selection of critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the sensitivity of our reported results to changes in conditions and assumptions.

We consider an accounting policy to be critical if it requires a choice between acceptable accounting methods or requires significant judgment in its application. We consider an accounting estimate to be critical if (i) the nature of the estimate or assumption is material because it requires a significant level of subjectivity and judgment, and (ii) the impact of the estimate or assumption is material to our financial condition and results of operations. We believe that the accounting policy relating to revenue recognition, and the accounting estimates relating to the allowance for slow-moving inventories, the allowance for expected credit losses on accounts receivable, and fair value measurement, involve the most significant judgments and estimates used in the preparation of our consolidated financial statements. These critical accounting policies and estimates should be read together with Note 2 to our consolidated financial statements included elsewhere in this annual report.

Actual results may differ from these estimates under different assumptions or conditions.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are described below. Refer to “Note 2 - Summary of significant accounting policies” to the consolidated financial statements included elsewhere in this 20-F for more detailed information regarding our critical accounting policies.

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

To achieve that core principle, the Company applies the five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services.

We currently generate our revenues from the following main sources:

Sales of microscopes and parts

The Company sells microscopes and parts. Revenue is recognized when the goods are delivered to the customer and all criteria for acceptance have been satisfied. The goods are often sold with a right of return.

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

At the end of each reporting date, the Company updates its assessment of the estimated transaction price, including its assessment of whether an estimate of variable consideration is constrained. The corresponding amounts are adjusted against revenue in the period in which the transaction price changes. The Company also updates its measurement of the asset for the right to recover returned goods for changes in its expectations about returned goods.

The Company has elected to apply the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred where the amortization period of the asset that would otherwise be recognized is one year or less.

Service revenue

The Company provides microscopy-related services to customers. Revenue is recognized when the services are performed and the customer obtains the benefits from such services. For services performed over a period of time, revenue is recognized over the service period based on the Company’s progress toward satisfying the relevant performance obligation. For services performed at a specific point in time, revenue is recognized upon completion and customer acceptance of the services, where applicable.

The amount of revenue recognized is based on the transaction price, which generally comprises the contractual service fee. Based on the Company’s experience with similar contracts, variable consideration, if any, is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the related uncertainty is subsequently resolved.

The Company has elected to apply the practical expedient to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

Income taxes

The Company accounts for income taxes under FASB ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also provided for net operating loss carry forwards that can be utilized to offset future taxable income.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended April 30, 2025 and 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

Critical accounting estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. These principles require us to make certain estimates and judgments that affect the amounts reported in our consolidated financial statements.

The useful life and impairment of long-lived assets

The judgment that the long-lived assets, which include property and equipment, are being amortized over their useful lives and are not impaired are significant accounting estimates. We have estimated the useful life and residual value and concluded that no impairment loss was recognized as of April 30, 2025 and 2026.

Collectability of account receivables

We maintain an allowance for estimated credit losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the receivable amount in dispute, and the current receivables aging and current payment patterns, over the contractual life of the receivable. The Company writes off the receivable when it is determined to be uncollectible.

Collectability of note receivables

We keep a close observation on the collection of note receivables to maintain an allowance for estimated credit losses inherent in the note receivables portfolio. To establish the required allowance, management considers historical losses, taking into account current market conditions and the borrower’s financial conditions to calculate the loss given default and probability of default for estimates on credit losses. The company writes off the receivable when it is deemed to be uncollectable.

Determination of the incremental borrowing rate for lease liabilities

We cannot readily determine the interest rate implicit in its lease arrangements and therefore uses its incremental borrowing rate to measure its lease liabilities. The incremental borrowing rate represents the rate we would have to pay to borrow, on a collateralized basis and over a similar term, an amount equal to the lease payments in a similar economic environment.

We determine its incremental borrowing rate using the prevailing interest rate on its current bank loan as the principal reference point, as management considers this rate to reflect our current credit risk and borrowing profile.

Recoverability of deferred tax assets

Our potential deferred tax assets relate primarily to tax losses and deductible temporary differences arising from its operations in Singapore. Management assesses the recoverability of these tax benefits at each reporting date by considering all available positive and negative evidence, including the historical and cumulative losses of the Singapore operations, recent operating results, forecasts of future taxable income, the expected reversal of taxable temporary differences, applicable Singapore tax regulations and available tax-planning strategies.

The assessment requires significant judgment, particularly in estimating whether sufficient taxable income will be generated in Singapore to utilize the tax losses and deductible temporary differences. Based on our cumulative loss position and the uncertainty surrounding the timing and amount of future taxable income in Singapore, management concluded that the applicable recognition criteria had not been met as of the reporting date. Accordingly, no deferred tax asset was recognized in the consolidated financial statements. Management will reassess the recoverability of these tax benefits at each reporting date, and any subsequent recognition would result in an income tax benefit in the period in which the assessment changes.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our Directors and Executive Officers

The following table sets forth the names, ages and titles of our current Directors and Executive Officers:

Name	Age	Title
Beh Hook Seng	55	Chairman and Executive Director
Gan Hong Loon	42	Interim Chief Executive Officer, Chief Financial Officer and Executive Director
Lionel Choong Khuat Leok	64	Independent Director
Wesley Yiu	30	Independent Director
Liu Yi, Louis	44	Independent Director
Erik Cheong Wei Keat	37	Independent Director
Koh Boon Chiao	46	Independent Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation, or removal. The Executive Officers serve at the pleasure of the Board of Directors.

Executive Directors and Officers:

Mr. Beh Hook Seng has been our Executive Director and Chairman since our Company’s inception. Mr. Beh is responsible for the overall business management of our Group. With comprehensive experience spanning three decades in revitalizing and restructuring companies, Mr. Beh’s financial expertise provides our Company with strategic oversight, ensuring the sustained growth and prosperity of our Group. Mr. Beh commenced his career at Standard Chartered Bank in 1990 as a senior business financial manager, focusing on identifying and sourcing deals in the financial markets while managing financial risk. In 2005, he ventured into Private Equity Fund Management, establishing CK Capital Management as a director. During his tenure, Mr. Beh orchestrated a series of highly profitable business acquisitions, resulting in their subsequent listing on various stock exchanges. Mr. Beh currently also serves as the director of TongHuai Enterprise Pte Ltd, a private equity investment firm headquartered in Singapore with a specialized focus on the Asian market since 2018.

Mr. Beh obtained a Diploma from Singapore Polytechnic in 1998.

Mr. Gan Hong Loon is the interim Chief Executive Officer and an Executive Director of our Company. Mr. Gan oversees financial functions such as corporate finance, accounting, and investor relations, and has over 15 years of corporate experience spanning the financial and technology sectors. Prior to joining our Company, Mr. Gan worked as a banker at Deutsche Bank and MUFG from July 2008 to March 2014 and March 2014 to February 2016, respectively, specializing in intricate transactions across the Asia Pacific region. Following this, he transitioned to a role in Aten, an India-focused family office and boutique advisory firm from February 2016 to February 2019, where he served clients including private equity funds, venture capitalists, and ultra-high net worth individuals.

Mr. Gan obtained a Bachelor of Accountancy from the Nanyang Technological University in 2008. He has passed 3 levels of the Chartered Financial Analyst (CFA) exams and a Registered Management Consultant (RMC) in Singapore.

Independent Directors:

Mr. Lionel Choong Khuat Leok is an Independent Director. Mr. Choong is presently an independent non-executive director and the audit committee chairman of ABTIS Group Inc (NASD: ABTS) (formerly known as MOXIAN INC) (NASDAQ: MOXC), a role which he has held since May 2018.

In addition, Mr. Choong is an independent non-executive director of Linkers Industries Ltd (NASD: LNKS) since December 2024.

Mr. Choong is presently the Acting CFO and Chief Accounting Officer since July 2015 at LOGIQ INC (formerly Weyland Tech Inc.) (OTC: LGIQ) In his respective roles, Mr. Choong specializes in helping companies reorganize internally, combining people, systems and finance to position companies for funding opportunities. Mr. Choong also adds value to companies through providing guidance on transparency, accounting and other records, internal controls systems and corporate governance, helping companies achieve a greater valuation.

Mr. Choong was the Vice Chairman, Audit Committee Chair and an independent non-executive director of Emerson Radio Corp. Inc. (NYSE: MSN) from November 2013 to June 2017.

Mr. Choong is a fellow member of the Institute of Chartered Accountants in England and Wales and holds a corporate finance diploma from this Institute. He is also a member of the Hong Kong Institute of Certified Public Accountants and a member of the Hong Kong Securities Institute. Mr. Choong holds a Bachelor of Arts in Accountancy from London Guildhall University, UK, and a Master of Business Administration from the Hong Kong University of Science and Technology and the Kellogg School of Management at US Northwestern University.

Mr. Wesley Yiu is an Independent Director. Mr. Yiu is presently the Co-Founder and CEO of Noctua Games, a role which he has had since May 2024, where he specializes in helping game developers take their games to market. In his role, he has struck partnerships with leading game companies like Tencent, and raised over US$4 million via seed financing. From July 2017 to July 2021, Mr. Yiu served as the Co-Founder Group COO, and later Group CEO from July 2021 to April 2024 of ATTN Group, the largest gaming media group in South East Asia, where he facilitated the Groups’ overall revenues by 30% YoY doubled group’s gross margins from 15% to 30%, reduced operational losses in the company by 90% and raised a total of 20 million USD throughout Seed to Series B. From September 2016 to January 2018, Mr. Yiu served as the managing director of Fortius Distributions Indonesia, a distributor and marketing solutions provider in Indonesia.

Mr. Yiu graduated from the University of Warwick with a Bachelor of Science (Chemistry with Management) in 2016.

Mr. Liu Yi, Louis is an Independent Director. Mr. Liu is presently the Founder and Director of DMC Consulting Pte. Ltd and MRI Moore’s Rowland LLP, a company based in Singapore that specialized in corporate secretarial, accounting and consulting services for North Asia clients. He is currently a qualified Member of the Association of Chartered Certified Accountants (“ACCA”) and Chartered Public Accountant (“CPA”) Singapore. Previously, Mr, Liu has held positions of listed companies on the Singapore Exchange, namely JES International Limited and 8Telcom International Holdings Pte. Ltd, where he is the Chairman of the Auditing Committee and a member of the Remuneration and Nominating Committees for both companies.

Mr. Liu graduated with a Degree in applied accounting in December 2006 with Oxford Brooks University.

Mr. Erik Cheong Wei Keat is an Independent Director. He is presently a Partner at Widus Partners. He previously served as CEO and Investor at GCL Global Holdings (Nasdaq: GCL), from June 2021 to July 2023, and as CIO and Investor at Titan Digital Media during the same period. Mr. Cheong also held roles as CEO (APAC) at OMNi SuperApp from July 2019 to June 2021, Co-Founder of Park N Parcel from April 2016 to December 2022, and Institutional Equities Dealer at Maybank Kim Eng Securities from June 2012 to June 2013, among other positions.

Mr. Cheong earned a Bachelor of Science in Finance from University College Dublin in 2012 and a Diploma in Information Technology from Nanyang Polytechnic in 2009. He was recognized on Forbes 30 Under 30 Asia in Consumer Technology and has received awards such as the National Youth Entrepreneurship Award. His work has been covered by media outlets including CNBC, Nikkei Asian Review, and The Straits Times.

Mr. Koh Boon Chiao is an Independent Director. He is currently serving as Counsel at RCP Law LLC (August 2024 to present) and was previously Special Counsel at Mishcon de Reya LLP (January 2024 to July 2024). His prior roles include General Counsel at Yangzijiang Financial Holding Ltd. (May 2022 to December 2023), Head of Legal at EVYD Research Pte Ltd (October 2021 to April 2022) and Digitrade Fintech Pte Ltd (March 2021 to October 2021), Assistant General Counsel at MindChamps PreSchool Singapore Pte Ltd (August 2020 to March 2021), Head of Legal at ICHX Tech Pte Ltd (March 2019 to August 2020), Head of Legal at TenX Pte Ltd (March 2018 to February 2019), Assistant Vice President, Legal at Parkway Pantai Limited (July 2016 to February 2018), Senior Associate/Partner at Dentons Rodyk & Davidson LLP (October 2010 to July 2016), and Associate at Shook Lin & Bok LLP (May 2006 to October 2010).

Mr. Koh was called to the Singapore Bar in 2006 and earned his Bachelor of Laws with Second Class Honours from the National University of Singapore between 2001 and 2005. He also holds the position of Independent Non-Executive Director at Fuxing China Group Limited on the Mainboard of SGX-ST since May 2024.

Prior Directors and Executive Officers

On December 31, 2025, Mr. Andrew Yeo Eng Sian, our previous executive director and chief executive officer notified the board of directors of the Company of his decision to resign his position as chief executive officer and director of the Board, effective on December 31, 2025. Mr. Andrew Yeo Eng Sian’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices.

To fill the vacancy created by Mr. Andrew Yeo Eng Sian’s resignation until the Company’s next annual general meeting called for the election of directors, the Board appointed Gan Hong Loon to serve as an interim chief executive officer, effective on December 31, 2025.

On December 31, 2025, Mr. Tay Beng Boon, an executive director and chief operating officer of the Company notified the Board of his decision to resign his position as executive officer and director of the Board, effective on December 31, 2025. Mr. Tay Beng Boon’s decision was made solely for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. Mr. Tay Beng Boon has been appointed as managing director of Phaos Technology Pte. Ltd., a Singapore subsidiary of the Company.

Relationships Within our Board of Directors

There is no family relationship between any of the directors of the company.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended April 30, 2026, we paid an aggregate of approximately S$1,781,354 (approximately US$1,398,541) in cash to our Executive Directors and Executive Officers.

For the financial year ended April 30, 2025, we paid an aggregate of approximately S$529,245 (approximately US$415,510) in cash to our Executive Directors and Executive Officers.

For the financial year ended April 30, 2024, we paid an aggregate of approximately S$455,307 (approximately US$357,462) in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between Beh Hook Seng and the Phaos Technology Cayman

Effective as of December 31, 2024, Phaos Technology Cayman entered into an Employment Agreement with Beh Hook Seng. The agreement provides for an annual base salary, together with such additional discretionary bonus. Beh Hook Seng’s employment will continue indefinitely, subject to, amongst others, termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Beh Hook Seng shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Gan Hong Loon and the Phaos Technology Cayman

Effective as of December 31, 2024, Phaos Technology Cayman entered into an Employment Agreement with Gan Hong Loon. The agreement provides for an annual base salary, together with such additional discretionary bonus. Gan Hong Loon’s employment will continue indefinitely, subject to, amongst others, termination by either party to the agreement upon 60 days prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Gan Hong Loon shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company effective upon the Company’s listing on NYSE American. The terms and conditions of such Directors’ Agreements are similar in all material aspects save for the term. Each Executive Director’s Agreement is for an initial term of three (3) years and will continue until the Director’s successor is duly elected and qualified. Each independent director’s agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual board meeting and, upon re-election, the terms, and provisions of his or her Director’s Agreement will remain in full force and effect. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Under the independent directors’ Agreements, the initial aggregate annual salary that is payable to our independent directors is US$30,000 in cash.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Clawback Policy adopted by the Board

The Board has adopted an Executive Compensation Recovery Policy providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new NYSE listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

6.C. Board Practices

Committees of the Board

Our Board has established an audit committee, a compensation committee and a nomination committee, each of which will operate pursuant to a charter adopted by our Board. The Board may also establish other committees from time to time to assist our company and the Board. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NYSE and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at www.phaostech.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this 20-F.

Audit committee

Mr. Liu Yi, Louis, Mr. Lionel Choong Khuat Leok and Mr. Koh Boon Chiao serve on the audit committee, which is chaired by Mr. Lionel Choong Khuat Leok. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lionel Choong Khuat Leok as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation committee

Mr. Wesley Yiu, Mr. Liu Yi, Louis and Mr. Erik Cheong Wei Keat serve on the compensation committee, which is chaired by Mr. Liu Yi, Louis. Our Board has determined that each such member satisfies the “independence” requirements of Rule 803 of the Listing Rules of the NYSE American Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the Board the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable NYSE rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the Board the compensation of our Directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Wesley Yiu, Mr. Koh Boon Chiao and Mr. Erik Cheong Wei Keat serve on the nomination committee, which is chaired by Mr. Wesley Yiu. Our Board has determined that each member of the nomination committee is “independent” as defined in the applicable NYSE rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board criteria for board and committee membership;

●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the Board to check that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of NYSE, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with NYSE corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●	Exemption from NYSE rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in NYSE rules, as permitted by the foreign private issuer exemption.

●	Exemption from the requirement that our Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●	Exemption from the requirements that director nominees are selected, or recommended for selection by our Board, either by (1) independent directors constituting a majority of our Board’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

If we rely on our home country corporate governance practices in lieu of certain of the rules of NYSE American, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of NYSE American. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of NYSE corporate governance rules, we intend to comply with NYSE corporate governance rules applicable to foreign private issuers.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also have adopted an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies will be posted on the Corporate Governance section of our website, which is located at www.phaostech.com. The information on our website is deemed not to be incorporated in this 20-F or to be a part of this 20-F. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of NYSE American.

Duties of Directors

Under Cayman Islands law, our directors owe the company certain statutory and fiduciary duties including, among others, a duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the Companies Act or our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time. Our Company has the right to seek damages for breaches of duties owed to us by our directors.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

6.D. Employees

We employed 13 people as of the date of this annual report, 10 people as of April 30, 2026, and 25 people as of April 30, 2025, who were all located in Singapore.

The following table sets forth the breakdown of our full-time employees:

Function	Number of employees
Management	3
Finance	2
Sales & Marketing	2
Operations	3
Total	10

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 55 Ayer Rajah Crescent #05-05 Singapore 139949.

	Amount of Beneficial Ownership of Class A Ordinary Shares (1)	Percentage Ownership of Class A Ordinary Shares(2)	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Ordinary Shares(2)
Directors, Independent Directors, and Executive Officers:
Beh Hook Seng(3)	-	-%	7,963,751	52.65%	49.94%
Tay Beng Boon(4)	-	-%	307,625	2.03%	1.93%
Gan Hong Loon(5)	-	-%	307,625	2.03%	1.93%
Lionel Choong(6)	-	-%	-	-%	-%
Wesley Yiu(6)	-	-%	-	-%	-%
Erik Cheong Wei Keat(6)	-	-%	-	-%	-%
Liu Yi, Louis(6)	-	-%	-	-%	-%
Koh Boon Chiao(6)	-	-%	-	-%	-%
5% or Greater Shareholders
TongHuai SG Enterprise Pte. Ltd.(7)	-	-%	4,759,750	31.47%	29.85%
TongHuai SG2 Enterprise Pte. Ltd.(8)	-	-%	1,888,875	12.49%	11.84%
SG AB Venture Pte Ltd(9)	-	-%	807,125	5.34%	5.06%
Singlight Technology Holdings Pte. Ltd(10)	-	-%	3,850,250	25.46%	24.14%
Liew Ah Choy	1,029,159	6.26%	-	-%	0.32%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.
(2)	Calculation based on 16,446,750 Class A Ordinary Shares and 15,125,251 Class B Ordinary Shares issued and outstanding as of the date of this 20-F. Holders of Class A Ordinary Shares are entitled to one vote per share held. Holders of Class B are entitled to twenty votes per share held.
(3)	Beh Hook Seng holds 4,759,750 Class B ordinary shares through TongHuai SG Enterprise Pte. Ltd., and 3,204,001 Class B Ordinary Shares in his own name. Beh Hook Seng holds 100% of, TongHuai SG Enterprise Pte. Ltd., has the power to direct the voting and disposition of the ordinary shares held by TongHuai SG Enterprise Pte. Ltd., and may be deemed the beneficial owner of all ordinary shares held by TongHuai SG Enterprise Pte. Ltd.
(4)	Represents 307,625 Class B Ordinary Shares which is beneficially owned controlled and held by Tay Beng Boon.
(5)	Represents 307,625 Class B Ordinary Shares which is beneficially owned controlled and held by Gan Hong Loon.
(6)	Independent director.
(7)	Represents 4,759,750 Class B Ordinary Shares held by TongHuai SG Enterprise Pte. Ltd., which is beneficially owned and controlled by Beh Hook Seng, and its current registered address is located at 57 Mohamed Sultan Road #02-06 Singapore 238997.
(8)	Represents 1,888,875 Class B Ordinary Shares held by TongHuai SG2 Enterprise Pte Ltd., which is beneficiary owned and controlled by Wong Teck Far and its current registered address is located at 57 Mohamed Sultan Road #02-06 Singapore 238997.
(9)	Represents 807,125 Class B Ordinary Shares held by SG AB Venture Pte Ltd, which is beneficially owned and controlled by Andrew Yeo, and its current registered address is located at 57 Mohamed Sultan Road #02-06 Singapore 238997.
(10)	Represents 3,850,250 Class B Ordinary Shares held by Singlight Technology Holdings Pte. Ltd, which is beneficially owned and controlled by Hong Ming Hui, and its current registered address is located at 10 Ubi Crescent #04-19, Ubi Techpark, Singapore 408564.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended April 30, 2026.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since 2021 and up to the date of this 20-F, to which we have been a participant, in which the amount involved in the transaction is material to our company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Nature of relationships with related parties

Related Party Name	Relationship to the Company
TongHuai SG Enterprise Pte. Ltd.	Shareholder

a. Related party balances

		As of April 30,						Latest Practicable Date
Nature	Name	2022	2023	2024	2025	2026	2026
		SGD	SGD	SGD	SGD	SGD	USD	SGD
Amount due to shareholders	TongHuai SG Enterprise Pte. Ltd.(2)	(1,950,000)	(2,962,000)	(732,753)	(2,995,423)	-	-	-
Total		(1,950,000)	(2,962,000)	(732,753)	(2,995,423)	-	-	-

(1)	The Company has entered into several shareholder loan agreements with TongHuai SG Enterprise Pte. Ltd. a shareholder of the Company. The loans are interest-free and have no determined repayment date, being repayable on demand. As of the date of this 20-F, there are no outstanding loans from the Company to any shareholder.

b. Related party transactions

The Company received loan of S$760,000 and made repayments of S$3,755,423 to TongHuai SG Enterprise Pte. Ltd. for the year ended April 30, 2026 and received loan of S$2,600,000 and made repayments of S$337,330 to TongHuai SG Enterprise Pte. Ltd. for the year ended April 30, 2025.

C. Interests of Experts and Counsel

Not applicable for annual reports on Form 20-F.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by contractors, customers, employees, ex-employees and other platforms, industry participants or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our Board shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our Board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our Board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the NYSE American under the symbol “POAS”.

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall not hold a general meeting in each year as our annual general meeting, unless required by the Companies Act, in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our Board in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our Board or by a majority of our Board. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by NYSE or any other form approved by our Board. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of NYSE.

Our Board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of NYSE, be suspended and the register closed at such times and for such periods as our Board may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine. The period of thirty (30) days may be extended for a further period or periods not exceeding thirty (30) days in respect of any year if approved by our shareholders by ordinary resolution.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our Board. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our Board. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorizes our Board to issue additional ordinary shares from time to time as our Board shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorizes our Board to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our Board may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares for which the offer has been made, the offeror may, at any time, within a two-month period, after the approval by the said holders, to require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Our Amended and Restated Articles of Association contains a provision by which our shareholders waive any claim or right of action that they may have, both individually and on our behalf, against any director in relation to any action or failure to take action by such director in the performance of his or her duties with or for our Company, except in respect of any fraud, willful default or dishonesty of such director.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, wilful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Amended and Restated Articles of Association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Amended and Restated Articles of Association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Articles of Association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Amended and Restated Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Amended and Restated Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Amended and Restated Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s Board. Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

1. Cayman Islands Data Protection

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands, or the DPA, based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://ir.phaostech.com/ or through phone number +65 (6250 3877).

2. AML

Anti-Money Laundering Matters

In order to comply with legislation or regulations aimed at the prevention of money laundering, the Company may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, the Company may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

The Company reserves the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties applicable to any payments made to or by the Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Under the laws of the Cayman Islands, no stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands).

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from our initial public offering) and the expected market price of our Ordinary Shares following our initial public offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have received the approval letter from NYSE to list the Ordinary Shares on the NYSE American, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Interest rate risks

The Group is exposed to interest rate risk as the Group has bank loans which are interest bearing. The interest rates and terms of repayment of the loans are disclosed in the notes to the financial statements. The Group currently does not have an interest rate hedging policy.

Interest rate sensitivity analysis

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of year end. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates on guaranteed bank loans had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit for the year would decrease/increase by approximately S$718 (US$564) (2025: S$944).

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, with respect to the Company’s initial public offering completed on November 14, 2025 (the “IPO”).

In the IPO, the Company received gross proceeds in the amount of US$12.5 million and net proceeds of approximately US$10.9 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used US$5.1 million of the net proceeds received from the IPO for remaining payments to professional parties in relation to the IPO and ongoing listing. We have used the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures.

Our management, with the participation of our interim Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Our management evaluated the effectiveness of our disclosure controls and procedures as of April 30, 2026. Based on this evaluation, management concluded that the company’s disclosure controls and procedures were not effective due to material weaknesses arising from: (i) insufficient personnel with appropriate U.S. GAAP and SEC reporting experience; and (ii) the absence of formal accounting policies and procedures supporting U.S. GAAP and SEC reporting.

To remediate these weaknesses, the company have engaged, or plan to engage, external consultants, recruit qualified accounting personnel, formalize the accounting policies and controls, provide ongoing U.S. GAAP and SEC reporting training, and strengthen audit committee oversight.

As of the date of this report, the company has initiated the remediation plan and is in the process of implementing the identified measures. Specifically, the company has begun recruiting additional qualified accounting personnel with U.S. GAAP and SEC reporting experience and has conducted targeted training programs for existing staff. In addition, the company is developing performance evaluation and incentive mechanisms to further strengthen internal control awareness and accountability.

(b)	Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of April 30, 2026.

(c)	Attestation report of the registered public accounting firm.

This Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

(d)	Changes in internal control over financial reporting.

There have been no changes in our internal controls over financial reporting occurred during the fiscal year ended April 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Mr. Liu Yi, Louis, Mr. Lionel Choong Khuat Leok and Mr. Koh Boon Chiao serve on the audit committee, which is chaired by Mr. Lionel Choong Khuat Leok. Our Board has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and NYSE, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Lionel Choong Khuat Leok as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report. A copy of the Code of Business Conduct and Ethics is posted on the Corporate Governance section of our website at https://ir.phaostech.com/.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements as of April 30, 2025, and for the years ended April 30, 2025 and 2024 included in this annual report have been audited by Kreit & Chiu CPA LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of Kreit & Chiu CPA LLP is located at 733 Third Avenue, Floor 16 #1014, New York, NY 10017. The consolidated financial statements as of April 30, 2026, and for the years ended April 30, 2026 included in this annual report have been audited by AssentSure PAC, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been included in reliance upon the report of such firm given upon the authority of such firm as experts in accounting and auditing. The office of AssentSure PAC is located at 180B Bencoolen Street #03-01 The Bencoolen Singapore 189648.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent registered public accounting firm, for the periods indicated.

	Years Ended April 30,
Services	2024	2025	2026
	US$	US$	US$
Audit Fees(1) - Kreit & Chiu CPA LLP	125,000	200,000	-
Audit Fees(1) – AssentSure PAC	-	-	151,000
Total	125,000	200,000	151,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, as well as audit fees related to acquisitions, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Effective on March 31, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) dismissed its independent registered auditor, Kreit & Chiu CPA LLP (“Kreit & Chiu”), which action was approved and ratified by the audit committee of the board of directors of the Company (the “Audit Committee”) and confirmed by the Board of Directors (the “Board”) on March 31, 2026.

The reports of Kreit & Chiu on the consolidated financial statements of the Company as of and for the fiscal years ended April 30, 2025, 2024, and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles other than inclusion of an explanatory paragraph in the report for the fiscal year ended April 30, 2025 regarding the Company’s ability to continue as a going concern.

The decision to change the independent registered public accounting firm was approved by the Audit Committee and confirmed by the Board.

During the Company’s two most recent fiscal years ended April 30, 2025 and 2024, and through March 31, 2026, the date of dismissal, (a) there were no disagreements with Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu, would have caused it to make reference thereto in its reports on the financial statements for such periods, and (b) there were no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

On March 31, 2026, the Audit Committee and the Board approved and ratified the appointment of AssentSure PAC (“AssentSure”) as the Company’s new independent registered public accounting firm to audit the Company’s financial statements, effective March 31, 2026.

Item 16G. Corporate Governance

As a Cayman Islands company listed on the NYSE American, we are subject to NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country.

We will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely (i) a majority of the Directors on our Board are not required to be independent Directors; (ii) there will not be a necessity to have regularly scheduled executive sessions with independent Directors; and (iii) there will be no requirement for the Company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; (c) a change of control; and (d) transactions other than public offerings. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE standards. For further details, please refer to the section titled “Risks related to our Securities - As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE corporate governance listing standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report and posted on the Corporate Governance section of our website, which is located at https://ir.phaostech.com/.

Item 16K. Cybersecurity

Risk Management and Strategy

Our business model does not heavily rely on third-party software or services, particularly those that are directly integrated into our products or operations. This reduces our dependency on external technology and lessens the potential impact of cybersecurity breaches or disruptions originating from these third-party entities. While data breaches and operational disruptions can still occur, the physical presence of our business allows for alternative methods of product distribution and customer service, reducing the overall impact of cybersecurity related incidents on our operations. Despite our perception of the lower risk of cybersecurity related incidents materially affecting our operations, we plan to prioritize the implementation of cybersecurity measures to maintain a secure and reliable business environment. For example, we plan to (i) conduct more rigorous assessments of potential suppliers’ cybersecurity practices, including penetration testing and vulnerability assessments; (ii) incorporate cybersecurity clauses into our business contracts; (iii) include specific security requirements and data protection protocols in our vendor contracts to ensure consistent cybersecurity standards across our supply chain; (iv) educate our employees on cybersecurity threats by providing training for employees to recognize and report phishing attempts, social engineering tactics, and other cyber threats; and (v) implement cybersecurity awareness tools and simulations to test employees’ knowledge and response to potential threats. By implementing these measures, we hope that our ability to respond to and recover from any eventual cybersecurity incidents will be enhanced.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Memorandum and Articles of Association of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on March 31, 2025)

1.2	Amended and Restated Memorandum of Association of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on June 16, 2025)

1.3	Second Amended Memorandum of Association of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 3.3 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on June 16, 2025)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

4.1	Employment Agreement between Phaos Technology Holdings (Cayman) Limited and Beh Hook Seng (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.2	Employment Agreement between Phaos Technology Holdings (Cayman) Limited and Gan Hong Loon (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.3	Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Beh Hook Seng (incorporated by reference to Exhibit 10.10 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.4	Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Gan Hong Loon (incorporated by reference to Exhibit 10.11 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.5	Independent Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Lionel Choong (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.6	Independent Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Wesley Yiu (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.7	Independent Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Eric Cheong Wei Keat (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.8	Independent Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Louis, Liu Yi (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.9	Independent Director Offer Letter between Phaos Technology Holdings (Cayman) Limited and Koh Boon Chiao (incorporated by reference to Exhibit 10.9 to our registration statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.10	Sample Loan Agreement between the Company and Tonghuai SG Enterprise Pte. Ltd. (incorporated by reference to Exhibit 10.14 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.11	Lease Agreement between the Company and Capitaland Singapore (BP&C) Pte. Ltd. for #04-01A Science Park Drive (incorporated by reference to Exhibit 10.15 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.12	Lease Agreement between the Company and Capitaland Singapore (BP&C) Pte. Ltd. for #02-01 and #04-01B Science Park Drive (incorporated by reference to Exhibit 10.16 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.13	DBS Bank Temporary Bridging Loan for a facility of S$270,000 dated August 11, 2022 (incorporated by reference to Exhibit 10.17 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.14	Maybank Working Capital Loan for a facility of S$509,000 dated November 4, 2022 (incorporated by reference to Exhibit 10.18 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.15	Sample Purchase Order between the Company and PT. Neura Integrasi Solusi dated April 20, 2023 (incorporated by reference to Exhibit 10.19 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.16	Sample Purchase Order between the Company and OptoSigma Southeast Asia Pte Ltd dated April 27, 2023 (incorporated by reference to Exhibit 10.20 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.17	Share Swap Agreement between PTPL and the Phaos Technology Holdings (BVI) Limited (incorporated by reference to Exhibit 10.21 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.18	Share Swap Agreement between Phaos Technology Holdings (BVI) Limited and the Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 10.22 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.19	Loan Agreement between the Company and PT. Neura Integrasi Solusi (incorporated by reference to Exhibit 10.23 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

4.20	Research and Development Agreement between the Company and MGEN.co.ltd (incorporated by reference to Exhibit 10.24 of Registration Statement on Form F-1 (File No. 333-284137), as amended, initially filed with the SEC on January 6, 2025)

8.1*	List of Subsidiaries of Phaos Technology Holdings (Cayman) Limited

11.1	Code of Ethics of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333--284137), as amended, initially filed with the SEC on January 6, 2025)

11.2	Insider Trading Policy of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333--284137), as amended, initially filed with the SEC on January 6, 2025)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Kreit & Chiu CPA LLP, Independent Registered Public Accounting Firm

97.1	Executive Compensation Recovery Policy of Phaos Technology Holdings (Cayman) Limited (incorporated by reference to Exhibit 14.3 to our registration statement on Form F-1 (File No. 333--284137), as amended, initially filed with the SEC on January 6, 2025)

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Phaos Technology Holdings (Cayman) Limited

By:	/s/ Gan Hong Loon
Name:	Gan Hong Loon
Title:	Interim Chief Executive Officer and Executive Director

Date: August 31, 2026

Phaos Technology Holdings (Cayman) Limited

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

/s/ Kreit & Chiu CPA LLP

We have served as Phaos Technology Holdings (Cayman) Limited’s auditor since 2023.

Los Angeles, California

September 18, 2025

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Phaos Technology Holdings (Cayman) Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) as of April 30, 2026, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year ended April 30, 2026, and the related notes (collectively referred to as the “Financial Statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2026, and the consolidated results of its operations and its cash flows for the year ended April 30, 2026, in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the United States federal securities laws. and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

We have served as the Company’s auditor since 2026.

Singapore

August 31, 2026

PCAOB ID Number 6783

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED BALANCE SHEETS

	As of April 30,
	2025	2026	2026
	S$	S$	US$
ASSETS
Current assets
Cash and cash equivalents	129,552	762,234	598,430
Accounts receivable, net	38,384	1,751	1,375
Inventories, net	310,007	543,712	426,868
Loan to third party, net	400,000	-	-
Deferred offering costs	497,302	-	-
Other current assets	140,400	5,057,780	3,970,863
Total current assets	1,515,645	6,365,477	4,997,536

Non-current assets
Property and equipment, net	286,558	139,273	109,343
Right-of-use assets	131,845	172,672	135,565
Total non-current assets	418,403	311,945	244,908

TOTAL ASSETS	1,934,048	6,677,422	5,242,444

LIABILITIES
Current liabilities
Accounts payable	93,931	298,826	234,608
Accruals and other payables	541,678	573,875	450,549
Amount due to major shareholders	2,995,423	-	-
Borrowings	-	200,000	157,020
Bank loans, current	55,613	58,313	45,782
Operating lease liabilities, current	109,142	62,416	49,003
Contract liabilities	-	53,279	41,829
Total current liabilities	3,795,787	1,246,709	978,791

Non-current liabilities
Bank loans, non-current	78,366	20,053	15,744
Operating lease liabilities, non-current	22,703	110,256	86,562
Total non-current liabilities	101,069	130,309	102,306

TOTAL LIABILITIES	3,896,856	1,377,018	1,081,097

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ (DEFICIT) / EQUITY
Ordinary shares, Class A, USD 0.0001 par value and 16,446,750 outstanding at April 30, 2026; Ordinary shares, Class A, USD 0.0001 par value and 10,601,750 outstanding at April 30, 2025	1,445	2,194	1,723
Ordinary shares, Class B, USD 0.0001 par value and 15,125,251 shares outstanding at April 30, 2026; Ordinary shares, Class B, USD 0.0001 par value and 15,125,251 shares outstanding at April 30, 2025	2,063	2,063	1,620

Additional paid-in capital	10,239,208	23,569,613	18,504,502
Subscription receivable	(37,251)	(37,251)	(29,246)
Accumulated other comprehensive (loss)/gain	(1,143)	88,694	69,634
Accumulated deficit	(12,167,130)	(18,324,909)	(14,386,886)
Total shareholders’ (deficit) / equity	(1,962,808)	5,300,404	4,161,347

TOTAL LIABILITIES AND EQUITY	1,934,048	6,677,422	5,242,444

The accompanying notes are an integral part of these consolidated financial statements.

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$
Revenue	1,882,803	167,707	132,077	103,694
Cost of Goods sold (excluding depreciation shown separately below)	(985,099)	(130,641)	(114,767)	(90,104)
Employee benefits expenses	(1,851,971)	(2,462,326)	(2,739,571)	(2,150,836)
Depreciation expenses	(176,713)	(186,963)	(160,846)	(126,281)
Operating lease expense	(136,781)	(142,670)	(119,823)	(94,074)
Research and Development Expenses	(90,566)	(139,720)	-	-
Other operating expenses	(1,144,802)	(1,161,663)	(3,319,747)	(2,606,334)
Impairment of loan to third parties	-	(1,223,608)	106,116	83,312
Loss from operations	(2,503,129)	(5,279,884)	(6,216,561)	(4,880,623)

Non-operating income:
Other income	186,828	151,283	67,949	53,347
Interest expense	(43,543)	(8,463)	(9,167)	(7,198)
Total non-operating income, net	143,285	142,820	58,782	46,149

Loss before income taxes	(2,359,844)	(5,137,064)	(6,157,779)	(4,834,474)
Income tax expense	-	-	-	-
Net loss	(2,359,844)	(5,137,064)	(6,157,779)	(4,834,474)

Other comprehensive income:
Foreign currency translation adjustment, net of income tax	-	(1,143)	89,837	70,531
Total comprehensive loss	(2,359,844)	(5,138,207)	(6,067,942)	(4,763,943)

Weighted average number of outstanding ordinary shares*
Basic and diluted	9,075,989	10,537,688	12,610,917	12,610,917

Net loss per share attributable to ordinary shareholders**
Basic and diluted	(0.26)	(0.49)	(0.49)	(0.38)

*	Give retroactive effect to reflect the reorganization on November 2024. See Note 1.
**	Basic and diluted net loss per share has been calculated based on the weighted-average number of Class A ordinary shares outstanding during the respective reporting periods. We have evaluated its net loss per share presentation in light of its dual-class capital structure, and the accounting policy applied is described in Note 2, “Summary of Significant Accounting Policies.”

The accompanying notes are an integral part of these consolidated financial statements.

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Issued shares,
	Shares Outstanding	Par value	paid-in capital	Amount outstanding	Accumulated losses	Total
		S$	S$	S$	S$	S$
Balance as of April 30, 2023	19,912,375	2,654	1,650,415	-	(4,670,222)	(3,017,153)
Net loss	-	-	-	-	(2,359,844)	(2,359,844)
Proceeds from Investors	-	-	-	8,296,364	-	8,296,364
Shares issued during the year	5,686,501	837	8,333,615	(8,333,615)	-	837

Balance as of April 30, 2024	25,598,876	3,491	9,984,030	(37,251)	(7,030,066)	2,920,204

		US$	US$	US$	US$	US$
Balance as of April 30, 2024	25,598,876	2,560	7,322,288	(27,320)	(5,155,849)	2,141,679

	Ordinary shares (Class A and Class B)
	Shares Outstanding*	Par value**	Additional paid-in capital	Subscription Receivables	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
		S$	S$	S$	S$	S$	S$
Balance as of April 30, 2024	25,598,876	3,491	9,984,030	(37,251)	-	(7,030,066)	2,920,204
Net loss	-					(5,137,064)	(5,137,064)
Translation loss					(1,143)		(1,143)
Shares issued during the year	128,125	17	255,178	-		-	255,195

Balance as of April 30, 2025	25,727,001	3,508	10,239,208	(37,251)	(1,143)	(12,167,130)	(1,962,808)

		US$	US$	US$	US$	US$	US$
Balance as of April 30, 2025	25,727,001	2,687	7,843,234	(28,534)	(876)	(9,320,022)	(1,503,511)

	Ordinary shares (Class A and Class B)
	Shares Outstanding*	Par value**	Additional paid-in capital	Subscription Receivables	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ (deficit)/ equity
		S$	S$	S$	S$	S$	S$
Balance as of April 30, 2025	25,727,001	3,508	10,239,208	(37,251)	(1,143)	(12,167,130)	(1,962,808)
Net loss	-					(6,157,779)	(6,157,779)
Translation loss					89,837		89,837
Shares issued during the year	5,845,000	749	13,330,405	-		-	13,331,154

Issuance of warrant			^
Balance as of April 30, 2026	31,572,001	4,257	23,569,613	(37,251)	88,694	(18,324,909)	5,300,404

		US$	US$	US$	US$	US$	US$
Balance as of April 30, 2026	31,572,001	3,343	18,504,502	(29,246)	69,634	(14,386,886)	4,161,347

^	Warrant Movement within Additional paid-in capital

The accompanying notes are an integral part of these consolidated financial statements.

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(2,359,844)	(5,137,064)	(6,157,779)	(4,834,474)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Allowance for/(Reversal of) allowance for expected credit losses on loan receivables	-	1,223,608	(106,116)	(83,312)
Provision for inventory obsolescence	-	-	2,597	2,039
Property and equipment written off	16,929	-	25,972	20,391
Gain on disposal of property and equipment			(1,814)	(1,424)
Depreciation	176,713	186,963	160,846	126,281
Operating lease expenses	136,781	142,670	119,823	94,074
Change in operating assets and liabilities:
Account receivables	135,614	374,205	36,633	28,761
Contract assets	18,827	-	-	-
Other current assets	71,491	(75,244)	(4,917,380)	(3,860,635)
Inventories	(36,061)	(122,423)	(236,302)	(185,521)
Account payables	202,814	(199,977)	204,895	160,863
Accruals and other payables	198,001	96,556	32,197	25,278
Contract liabilities	(33,951)	-	53,279	41,829
Operating lease obligations	(136,781)	(142,670)	(119,823)	(94,074)

Net cash used in operating activities	(1,609,467)	(3,653,376)	(10,902,972)	(8,559,924)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(121,318)	(240,212)	(39,719)	(31,183)
Proceeds from disposal of property and equipment	-	-	2,000	1,570
Loan to third party	(1,530,982)	(153,306)	-	-
Receipt from loan to third party	-	60,680	506,116	397,352

Net cash (used in)/provided by investing activities	(1,652,300)	(332,838)	468,397	367,739

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings	-	-	200,000	157,020
Repayment of bank loans	(143,483)	(440,455)	(55,613)	(43,662)
Proceeds from share issuance, net	8,117,201	255,195	13,828,456	10,856,721
Loan from major shareholder	636,127	2,600,000	760,000	596,676
Repayment to major shareholder	(2,865,374)	(337,330)	(3,755,423)	(2,948,383)
Deferred offering cost	(224,694)	(272,608)	-	-

Net cash provided by financing activities	5,519,777	1,804,802	10,977,420	8,618,372

Translation (loss)/gain	-	(1,143)	89,837	70,531

Net change in cash and cash equivalents	2,258,010	(2,182,555)	632,682	496,718

Cash and cash equivalents - beginning of year	54,097	2,312,107	129,552	101,712

Cash and cash equivalents - end of year	2,312,107	129,552	762,234	598,430

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for tax	-	-	-	-
Cash paid for interest	43,543	8,463	9,167	7,198
New shares issued with consideration receivable	37,251	37,251	-	-

The accompanying notes form an integral part of these consolidated financial statements.

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	Organization and business overview

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

In addition to selling optical and microscopy equipment, the Company develops software solution that is complementary to the hardware equipment in order to provide partners and clients with a fully integrated hardware and software microscopy solution. The software is augmented by algorithms around Artificial Intelligence to allow for use cases in pathology and metrology, whereby partners and clients can use the software to further analyze what they see through the hardware equipment.

The Company and its subsidiaries are collectively referred to as the “Company”. The Company is headquartered in Singapore.

On November 29, 2024, the Company proceeded with an internal reorganization whereby Phaos Technology Private Limited (PTPL) became our indirect wholly-owned subsidiary through a share swap. Subject to completion of the restructuring, both the ordinary and preferential shares of PTPL were swapped on a 1:125 basis to Phaos Technology Holdings (BVI) Limited. Subsequently, the shares of Phaos Technology Holdings (BVI) Limited were swapped 1:1 to Phaos Technology Holdings (Cayman) Limited, where the holders of the ordinary shares of PTPL eventually being swapped to Class A Ordinary Shares, and the holders of preferential shares of PTPL being swapped to Class B Ordinary Shares.

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

The consolidated financial statements of the Company include the following entities:

Phaos Technology Holdings — Corporate Structure

Shareholder ownership and voting power

Beh Hook Seng
Controlling Shareholder (Singapore)
100%
Other Minority Shareholders
(includes public float)
Ownership: 56.60%
Class A Voting: 100.00%
Class B Voting: 9.40%
Total Voting: 14.08%
Singlight Technology Pte Ltd
(Singapore)
Ownership: 12.20%
Class A Voting: 0.00%
Class B Voting: 25.46%
Total Voting: 24.14%
TongHuai SG Enterprise Pte. Ltd
(Singapore — Beh-controlled)
Ownership: 15.08%
Class A Voting: 0.00%
Class B Voting: 31.47%
Total Voting: 29.85%
TongHuai SG2 Enterprise Pte. Ltd
(Singapore — independent)
Ownership: 5.98%
Class A Voting: 0.00%
Class B Voting: 12.49%
Total Voting: 11.84%
Direct holdings:
10.15% economic
20.09% voting
Phaos Technology Holdings (Cayman) Limited
(Cayman Islands — NYSE American: POAS)
100%
Phaos Technology Holdings (BVI) Limited
(British Virgin Islands)
100%
Phaos Technology Pte Ltd
(Singapore — Operating Subsidiary)
100%
Phaos Solutions Vietnam Co., Ltd
(Vietnam)

Voting weights per Memorandum & Articles: Class A = 1 vote/share | Class B = 20 votes/share.
Total Shares Outstanding: 31,572,001 (Class A: 16,446,750 | Class B: 15,125,251). Total Voting Power: 318,951,770 votes.
Beh Hook Seng's combined interest (direct + via TongHuai SG only) = 25.22% economic / 49.94% voting. TongHuai SG2 is no longer Beh-controlled.
Solid arrows = direct shareholding flow into Phaos Cayman. Dashed arrow = Beh Hook Seng's direct holdings.

Name	Date of incorporation	Percentage of direct or indirect interests	Place of incorporation	Principal activities
Phaos Technology Holdings (Cayman) Limited	March 7, 2024	Parent Company	Cayman Island	Investment holding
Phaos Technology Holdings (BVI) Limited	March 7, 2024	Parent Company	British Virgin Islands	Investment holding
Phaos Technology Pte. Ltd.	February 22, 2017	100%	Singapore	Research and development and commercialization of advanced microscopy-related solutions, technologies and products.
Phaos Solutions Vietnam Co., Ltd	February 7, 2025	100%	Vietnam	Research and development and commercialization of advanced microscopy-related solutions, technologies and products.

2	Summary of significant accounting policies

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

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries. All   inter-company balances, investment and capital, if any, have been eliminated upon consolidation.

The Company entered into a loan arrangement with PT Neura. Management evaluated its involvement with PT Neura in accordance with ASC 810, Consolidation, and determined that PT Neura is a variable interest entity (“VIE”) because it did not have sufficient equity at risk to finance its activities without additional subordinated financial support.

Management further concluded that the Company is not the primary beneficiary of PT Neura. Although the Company holds a variable interest through its loan receivable, it does not have the current power to direct the activities that most significantly affect PT Neura’s economic performance. The Company does not have board representation, management appointment rights, or other governance rights beyond customary creditor protections under the loan agreement. Although the loan agreement provides the Company with a contingent right to convert the outstanding loan into a controlling equity interest upon specified events of default, the conversion right is not currently exercisable and therefore does not provide the Company with current decision-making power.

The Company’s economic interest is limited to its rights as a lender under the loan agreement. The Company is not entitled to participate in PT Neura’s residual returns, does not have an obligation to absorb losses beyond the carrying amount of its loan receivable, and has no contractual obligation to provide additional financial support or guarantee PT Neura’s obligations. Accordingly, management concluded that the Company does not possess both the power to direct the activities that most significantly affect PT Neura’s economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to PT Neura. Therefore, the Company is not the primary beneficiary of PT Neura, and PT Neura is not consolidated in the Company’s consolidated financial statements.

The loan has been fully written off as at April 30, 2026.

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

Determination of the incremental borrowing rate for lease liabilities

The company cannot readily determine the interest rate implicit in its lease arrangements and therefore uses its incremental borrowing rate to measure its lease liabilities. The incremental borrowing rate represents the rate the company would have to pay to borrow, on a collateralized basis and over a similar term, an amount equal to the lease payments in a similar economic environment.

The company determine its incremental borrowing rate using the prevailing interest rate on its current bank loan as the principal reference point, as management considers this rate to reflect our current credit risk and borrowing profile.

Recoverability of deferred tax assets

The company potential deferred tax assets relate primarily to tax losses and deductible temporary differences arising from its operations in Singapore. Management assesses the recoverability of these tax benefits at each reporting date by considering all available positive and negative evidence, including the historical and cumulative losses of the Singapore operations, recent operating results, forecasts of future taxable income, the expected reversal of taxable temporary differences, applicable Singapore tax regulations and available tax-planning strategies.

The assessment requires significant judgment, particularly in estimating whether sufficient taxable income will be generated in Singapore to utilize the tax losses and deductible temporary differences. Based on the company’s cumulative loss position and the uncertainty surrounding the timing and amount of future taxable income in Singapore, management concluded that the applicable recognition criteria had not been met as of the reporting date. Accordingly, no deferred tax asset was recognized in the consolidated financial statements. Management will reassess the recoverability of these tax benefits at each reporting date, and any subsequent recognition would result in an income tax benefit in the period in which the assessment changes.

Valuation of Underwriter’s Warrant

The company used the Black-Scholes option pricing model to estimate the fair value of the Underwriter’s Warrant issued in connection with the company’s initial public offering. The valuation required management to make significant estimates and assumptions, including expected volatility, expected term, risk-free interest rate and dividend yield. Expected volatility was determined based on the historical volatility of selected comparable publicly traded companies due to the company’s limited trading history. Changes in these assumptions could materially impact the estimated fair value of the warrant.

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

Other current assets

Other current assets primarily consists of deposits, prepayments made to vendors or services providers for future services that have not been provided, and other receivables from third parties. These advances are reviewed periodically to determine whether their carrying value has become impaired. As of April 30, 2024, management believes that the Company’s other current assets are not impaired. As of April 30, 2025, there was an impairment to loan to third party of S$1,223,608 (US$960,655). As of April 30, 2026, the loan to third parties has been written off.

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

Deferred offering costs

Pursuant to ASC 340-10-S99-1, offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of April 30, 2025, the Company had not concluded its IPO hence professional fees are recorded as deferred offering costs. As of April 30, 2025, the accumulated deferred offering cost was S$497,302 (US$390,432). As of April 30, 2026, the accumulated deferred offering costs have been reclassed to Additional Paid-in Capital.

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

Impairment of long-lived assets

The Company evaluates the recoverability of its long-lived assets (asset groups), including property and equipment and operating lease right-of-use assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of its asset (asset group) may not be fully recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the asset (asset group) and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the asset (asset group), the Company recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the asset (asset group), when the market prices are not readily available. The adjusted carrying amount of the asset is the new cost basis and is depreciated over the asset’s remaining useful life. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For the years ended April 30, 2025 and 2026, no impairment of long-lived assets was observed and recognized.

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

The Company generates revenue from the following streams:

Sales of microscopes and parts

The Company sells microscopes and parts. Revenue is recognized when the goods are delivered to the customer and all criteria for acceptance have been satisfied. The goods are often sold with a right of return when goods are defective. Up till April 30, 2026, there has been no returns from customers.

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

Service revenue

The Company provides microscopy-related services to customers. Revenue is recognized when the services are performed and the customer obtains the benefits from such services. For services performed over a period of time, revenue is recognized over the service period based on the Company’s progress toward satisfying the relevant performance obligation. For services performed at a specific point in time, revenue is recognized upon completion and customer acceptance of the services, where applicable.

The amount of revenue recognized is based on the transaction price, which generally comprises the contractual service fee. Based on the Company’s experience with similar contracts, variable consideration, if any, is included in the transaction price only to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the related uncertainty is subsequently resolved.

The Company has elected to apply the practical expedient to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

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

As of April 30, 2025 and 2026, the Company’s assets were located in Singapore and the Company’s revenue was derived from the operation in Singapore, Philippines and Indonesia.

For the financial years ended April 30, 2025 and 2026, top 5 customers accounted for 85% and 81% of total revenue, respectively. The top 5 suppliers accounted for 85% and 95% of our total purchases, respectively.

For the financial year ended April 30, 2025, customer A, customer B, customer C, customer D and customer E accounted for 23%, 21%, 18%, 13% and 10% of the Company’s total revenue and customer A, customer D and customer E accounted for 13%, 30% and 46% of the total accounts receivable as of April 30, 2025; whereas customer B and customer C have no outstanding as of April 30, 2025. For the financial year ended April 30, 2026, customer A, customer B, customer C, customer D and customer E accounted for 38%, 12%, 11%, 11% and 9% of the Company’s total revenue and customer A and customer C accounted for 29% and 40% of the total accounts receivable as of April 30, 2026; whereas customer B, customer D and customer E have no outstanding as of April 30, 2026.

For the financial year ended April 30, 2025, vendor A, vendor B, vendor C, vendor D and vendor E accounted for 30%, 28%, 18%, 6% and 3% of the Company’s total purchases and vendor A, vendor B and vendor E accounted for 34%, 57% and 8% of the total accounts payable as of April 30, 2025; whereas vendors C and D have no outstanding as of April 30, 2025. For the financial year ended April 30, 2026, vendor A, vendor B, vendor C, vendor D and vendor E accounted for 81%, 5%, 4%, 3% and 2% of the Company’s total purchases and vendor A and vendor B accounted for 73%, and 0.1% of the total accounts payable as of April 30, 2026; whereas vendors C, D and E have no outstanding as of April 30, 2026.

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

Convenience translation

Translations of the consolidated balance sheet, consolidated statement of operations and comprehensive loss, statement of shareholders deficit and consolidated statement of cash flows from S$ into US$ as of and for the year ended April 30, 2026 are solely for the convenience of the reader and were calculated at the rate of US$0.7851 = S$1 as set forth in the statistical release of the Federal Reserve System on April 30, 2026. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on April 30, 2026, or at any other rate., or at any other rate.

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

The Company did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes for the years ended April 30, 2025 and 2026. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

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

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option that the Company is reasonably certain to exercise. Lease payments associated with qualifying short-term leases are recognized as lease expense on a straight-line basis over the lease term.

The Company evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended April 30, 2025 and 2026, the Company did not have any impairment loss against its operating lease right-of-use assets.

The Company’s operating lease liabilities and right-of-use assets are disclosed in Note 8.

Net earnings / (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if outstanding stock options, warrants and convertible debt were exercised or converted into ordinary shares. When the Company incurs a loss, diluted shares are not included, as their inclusion would have an anti-dilutive effect. The Company did not have any dilutive securities or debt for each of the years ended April 30, 2025 and 2026.

The Company has two classes of ordinary shares outstanding: Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to receive dividends when and if declared and distributions upon liquidation. Holders of Class B Ordinary Shares are not entitled to receive dividends or participate in distributions and, accordingly, the Company considers the Class B Ordinary Shares to be non-participating in nature.

The Company evaluates the presentation of earnings (loss) per share in accordance with ASC 260, Earnings Per Share, taking into consideration the rights and characteristics of each class of ordinary shares, therefore EPS is only calculated for Class A Ordinary Shares as it’s participative in nature and EPS for Class B Ordinary Shares was nil.

For the periods presented, the Company incurred net losses and no dividends or distributions were declared or paid. The Company will continue to evaluate the presentation of earnings (loss) per share in future reporting periods based on the rights and characteristics of each class of ordinary shares and the applicable guidance in ASC 260.

Going Concern

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern. As of the year ending April 30, 2026, the Group had a net loss of S$6,157,779 (approximately US$4,834,474) and incurred a negative cashflow from operations of S$10,902,972 (approximately US$8,559,924), against a cash balance of S$762,234 (approximately US$598,430).   This raises substantial doubt about our ability as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

-	Cash flow from operations through sale of our products
-	Continuous support from major shareholders, such as TongHuai SG Enterprise Pte. Ltd. which has provided for the shareholders’ loan

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

In July 2025, the FASB issued ASU 2025-05—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under the practical expedient, an entity may assume that current economic conditions as of the balance sheet date will remain unchanged for the remaining life of the applicable asset when developing its reasonable and supportable forecast. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2025, including interim periods within those annual periods. Early adoption is permitted, and the amendments are required to be applied prospectively. The Company is currently evaluating whether to elect the practical expedient and does not expect adoption to have a material effect on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10—Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which establishes guidance for the recognition, measurement, presentation and disclosure of government grants received by business entities. Under the amendments, a government grant is recognized when it is probable that the entity will comply with the conditions attached to the grant and that the grant will be received. Grants related to income are recognized in earnings on a systematic and rational basis over the periods in which the related costs are recognized, while grants related to assets may be accounted for using either a cost-accumulation or deferred-income approach. The amendments are effective for the Company for annual reporting periods beginning after December 15, 2028, including interim periods within those annual periods. Early adoption is permitted. As the Company receives or may receive government grants, it is currently evaluating the impact of adopting this guidance on its accounting policies, presentation and related disclosures.

Except as mentioned above, the Group does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and cash flows.

3	Accounts receivable, net

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Accounts receivable	38,384	1,751	1,375
Less: allowance for credit losses	-	-	-
Total accounts receivable	38,384	1,751	1,375

Movement of allowance for credit losses are as follows:

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Allowance for credit losses, beginning balance	23,607	-	-
Addition	19,217	-	-
Write off	(42,824)	-	-
Allowance for credit losses, ending balance	-	-	-

4	Other current assets

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Deposits	48,108	30,804	24,184
Prepayments	44,042	4,965,662	3,898,541
Other current assets	48,250	61,314	48,138
	140,400	5,057,780	3,970,863

Prepayments comprise prepaid insurance premiums and advance payments for business development services.

5	Loan to third party

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Loan to third party	1,623,608	-	-
Allowance for credit losses	(1,223,608)	-	-
	400,000	-	-

On 19th January 2024, the Company provided a loan to PT Neura Integrasi Solusi, a technology company providing pathology related software solutions. The loan bears an interest at a rate of 1% per annum, with a maturity date of 36 months and is due on demand. The purpose of the loan was to provide working capital for our Indonesian partner in the expansion of our business. For the year ending April 30, 2025, the Company loaned a total of S$153,306 (US$120,360) to PT Neura Integrasi Solusi while repayment made by PT Neura Integrasi Solusi was S$60,680 (US$47,640), giving rise to a balance of S$1,623,608 (US$1,274,695) as at April 30, 2025.

The carrying amount of the loan as of April 30, 2025 has been partially impaired by S$1,223,608 (US$960,655), with S$400,000 (US$314,040) as the carrying amount after impairment. As of August 2025, the Company has reached an agreement with PT Neura Integrasi Solusi where the first repayment of approximately S$400,000 will happen in September 2025. The borrower of the loan, PT Neura Integrasi Solusi is neither affiliated with the Company nor the shareholders of the Company.

For the financial year ended April 30, 2026, the company received repayments of S$502,283, resulting in a reversal of impairment of S$102,283 recorded as reversal of allowance for expected credit loss of loan receivable. As of April 30, 2026, the Company does not expect further repayments and thus has fully written off the loan to PT Neura Integrasi Solusi.

6	Borrowings

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Loan from third party	-	200,000	157,020

On March 4, 2026, the company entered into a loan agreement for S$200,000 unsecured fixed rate which expires in September 2026. The loan which carries interest of 2.0% per month is guarantee by Tay Beng Boon.

As of April 30, 2026 the company paid interest of S$4,000 (approximately US$3,140).

7	Property and equipment, net

	As of April 30,
	2025	2026	2026
	S$	S$	US$
Production Equipment	742,860	645,918	507,110
Computer and Software	94,238	82,674	64,907
Furniture and Fittings	9,070	6,444	5,059
Office Equipment	6,689	4,709	3,697
Renovation	117,803	25,000	19,628
Construction in Progress	868	-	-
Total	971,528	764,745	600,401
Less: accumulated depreciation	(684,970)	(625,472)	(491,058)
Net book value	286,558	139,273	109,343

Depreciation expense for the years ended April 30, 2025 and 2026 was S$186,963 and S$160,846 (US$126,281), respectively.

8	Inventories, net

	As of April 30,
	2025	2026	2026
	S$	S$	US$

Parts	53,021	19,184	15,061
Partial finished goods	94,391	127,515	100,112
Finished goods	162,595	399,610	313,734
Inventories	310,007	546,309	428,907
Less: Provision of stock obsolescence	-	(2,597)	(2,039)
Inventories, net	310,007	543,712	426,868

Movement in provision of stock obsolescence:

	As of April 30,
	2025	2026	2026
	S$	S$	US$

Beginning of the year	-	-	-
Charge for the year	-	2,597	2,039
End of the year	-	2,597	2,039

During the year ended April 30, 2026, inventories recognized as cost of goods sold amounted to S$2,796 (approximately US$2,195). The Company reviews inventories for excess, obsolescence and slow-moving items based on inventory aging, historical and forecast demand, expected future usage and estimated net realizable value. As a result of this assessment, the Company recognized an inventory write-down of S$2,597 (approximately US$2,039) for slow-moving and obsolete inventories within cost of goods sold for the year ended April 30, 2026.

9	Leases

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

The Company has two office premises operating lease agreements with lease terms of three years. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Upon adoption of ASU 2016-02, no right-of-use (“ROU”) assets nor lease liability was recorded for the lease with a lease term of one year.

9	Leases (cont’d)

As of April 30, 2026, the Company had the following non-cancellable operating lease contracts:

Description of lease	Lease term

Office premises	3 years

(a)	Amount recognized in the consolidated balance sheets:

	As of April 30,
	2025	2026	2026
	S$	S$	US$

Right-of-use assets	131,845	172,672	135,565
Operating lease liabilities
Current	109,142	62,416	49,003
Non-current	22,703	110,256	86,562
	131,845	172,672	135,565

(b)	A summary of lease cost recognized in the Group’s consolidated statements of operations is as follows:

	Years Ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$

Operating lease expense	136,781	142,670	119,823	94,074

Lease Commitment

Future minimum lease payments under non-cancellable operating lease agreements as of April 30, 2026 were as follows:

	Minimum lease payment
	S$	US$
Years ending April 30,
2027	68,548	53,817
2028	68,548	53,817
2029	45,866	36,010
Total future minimum lease payments	182,962	143,644
Less imputed interest	(10,290)	(8,079)
Present value of operating lease liabilities	172,672	135,565
Less: current portion	(62,416)	(49,003)
Long-term portion	110,256	86,562

The following summarizes other supplemental information about the Company’s lease as of April 30:

	As of April 30,
	2025	2026
Weighted average discount rate	4.75%	4.25%
Weighted average remaining lease term	13 months	33 months

10	Bank loans

On August 11, 2022, the Company has acquired a 5-year S$270,000 temporary bridging loan which expires in July 2027. The bank loan which carries interest of 4.75% per annum is secured by joint and several guarantee by Andrew Yeo Eng Sian (previous Chief Executive Officer) and Beh Hook Seng (Chairman) at no consideration to the company. As of April 30, 2025 and 2026, the carrying amount of the bank loan was S$133,979 and S$78,366 (US$  61,526), respectively.

On November 1, 2022, the Company has acquired another 5-year S$500,000 secured fixed rate bank loan which expires in November 2027. The bank loan which carries interest of 7.75% per annum is secured by joint and several guarantee by Beh Hook Seng, Andrew Yeo Eng Sian, Wong Teck Far and Chua Jun Hao, David. As of April 30, 2025, the bank loan has been fully paid.

Interest expenses for the years ended April 30, 2025 and 2026 are S$8,463 and S$5,167 (US$4,057), respectively.

The maturities schedule is as follows:

	Amount	Amount
	S$	US$
Year ending April 30,
2027	58,313	45,782
2028	20,053	15,744
Total	78,366	61,526
Less: current portion	(58,313)	(45,782)
Long-term portion	20,053	15,744

11	Accruals and other current liabilities

	As of April 30,
	2025	2026	2026
	S$	S$	US$

Accruals	99,429	216,884	170,276
Provision for reinstatement	32,000	30,000	23,553
Other payables	51,421	15,617	12,261
Non-trade creditors	358,828	311,374	244,459
Total	541,678	573,875	450,549

12	Equity

Ordinary shares

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

The Company issued 31,572,001 Class A and Class B Ordinary shares as of April 30, 2026.

Post restructuring, for April 30, 2024, the Company had received a total of S$8,297,201 (US$6,514,133) in share application monies, and S$37,251 (US$29,246) in monies to be received from investors, in relation to the planned issuance of 5,686,501 shares at an average issue price of S$1.46 per share.

The Company has completed the restructuring process on November 29, 2024.

Underwriter’s warrant

In connection with the Company’s initial public offering consummated on November 14, 2025, the company issued an underwriter’s warrant (the “Underwriter’s warrant”) to Network 1 Financial Securities, Inc pursuant to the underwriting agreement dated November 12, 2025.

The Underwriter’s warrant entitles the holder to purchase up to 232,875 Class A ordinary shares of the Company at an exercise price of US$5.00 per share, subject to customary anti-dilution adjustments. The warrant becomes exercisable on November 13, 2025 and expires on November 12, 2030.

The warrant includes a cashless exercise feature and contains customary provisions related to stock splits, stock dividends, recapitalizations and similar events.

The Company evaluated the warrant under ASC 815-40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” and concluded that the warrant qualifies for equity classifications because:

-	the warrant is indexed to the Company’s own stock;
-	the warrant provides for physical or net share settlement
-	the exercise price and number of shares are fixed; and
-	the warrant does not contain provisions that could require cash settlement

Accordingly, the warrant was classified as equity and recorded within additional paid-in capital. The Company determined the fair value of the Underwriter’s Warrant using the Black Scholes option pricing model. The fair value of the warrant at issuance was approximately US$3.22 and was recorded as an offering cost, resulting in a corresponding reduction to additional paid-in capital.

The following assumptions were used in the valuation of the Underwriter’s warrant at issuance:

Assumption	Amount
Share price	US$3.85
Exercise price	US$5.00
Expected volatility	126.8%
Risk-free interest rate	3.71%
Expected term	5.00 years
Dividend yield	0.0%

The fair value measurement of the warrant was classified as a Level 3 fair value measurement under ASC 820 due to the use of unobservable inputs.

The warrants were classified as equity and recorded within additional paid-in capital. Their fair value at issuance was recognized as an equity issuance cost associated with the IPO. As equity-classified instruments, the warrants are not subsequently remeasured.

13	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of April 30, 2025 and 2026:

Name of related parties	Relationship with the Company
TongHuai SG Enterprise Pte. Ltd.	Major shareholder
Singlight Technology Holdings Pte. Ltd.	Shareholder of the Company

Amount due to major shareholder

The Company received loan proceeds from major shareholder, TongHuai SG Enterprise Pte. Ltd. for business working purposes. The payable balance due to TongHuai SG Enterprise Pte. Ltd. was S$2,995,423 and nil as of April 30, 2025 and 2026. In the year ended April 30, 2025 loan from TongHuai SG Enterprise Pte. Ltd. was S$2,600,000 (US$2,041,260) and repayment was S$337,330 (US$264,838). In the year ended April 30, 2026 loan from TongHuai SG Enterprise Pte. Ltd. was S$760,000 (US$596,676) and repayment was S$3,755,423 (US$2,948,383). Such balance is interest free, unsecured, and repayable on demand. Due to the in demand nature of the advance, the company reclassified the “Amount due to major shareholder” from non-current liabilities to current liabilities.

TongHuai SG Enterprise Pte. Ltd. will continue to provide cash injections to the Company based on agreement as and when signed.

14	Income taxes

Caymans and BVIs

The Company and its subsidiaries are domiciled in the Cayman Islands and British Virgin Islands. The locality currently enjoys permanent income tax holidays; accordingly, the Company does not accrue for income taxes.

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

Vietnam

Phaos Solutions Vietnam Co., Ltd is incorporated in Vietnam and are subject to Vietnam Corporate Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Vietnam tax laws. The applicable tax rate is 20% in Vietnam, but from October 1, 2025 onwards, applicable rate will be 15% if the annual turnover is no more than VND 3 billion.

A reconciliation between of the statutory tax rate to the effective tax rate are as follows:

	Years Ended April 30,
	2025	2026	2026
	S$	S$	US$

Loss before tax	(5,137,064)	(6,157,779)	(4,834,474)
Singapore income tax rate	(17.0)%	(17.0)%	(17.0)%
Reconciling items:
Non-deductible expenses	4.7%	0.2%	0.2%
Valuation allowance	12.3%	16.8%	16.8%
Effective tax rate	-	-	-

14	Income taxes (cont’d)

Deferred tax

Significant components of deferred tax were as follows:

	Years Ended April 30,
	2025	2026	2026
	S$	S$	US$
Net operating loss carried forward	10,094,281	15,493,651	12,164,065
Deferred tax assets, gross	1,716,028	2,633,921	2,067,891
Valuation allowance	(1,716,028)	(2,633,921)	(2,067,891)
Deferred tax assets, net of valuation allowance	-	-	-

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

The deferred tax assets not recognized as of April 30, 2025 and 2026 were S$1,716,028 and S$2,633,921 (US$2,067,891) respectively. The deferred tax assets not recognized was primarily related to the Company’s net loss (tax losses) carry forwards, in the judgment of management, are not more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Tax losses on Net Operating Losses can be carried forward indefinitely unless there’s a major change in shareholding.

15	Other operating expenses

	Years Ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$
Consumable expenses	86,532	-	-	-
Marketing expenses	87,008	58,008	19,659	15,434
Professional fees	691,464	620,014	1,143,052	897,410
Travelling expenses	136,651	165,435	71,699	56,291
Other expenses	143,147	318,206	2,085,337	1,637,199
	1,144,802	1,161,663	3,319,747	2,606,334

16	Other income

	Years Ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$
Interest income	2	5,832	225	177
Government grants	116,542	62,644	20,968	16,462
Gain on disposal of property and equipment	-	-	1,814	1,424
Other	70,284	82,807	44,942	35,284
	186,828	151,283	67,949	53,347

17	Loss per share

Basic loss per share is the amount of losses available to each ordinary share outstanding during the reporting period. Diluted loss per share is the amount of losses available to each ordinary share outstanding during the financial year April 30, 2026.

	Years Ended April 30,
	2024	2025	2026	2026
	S$	S$	S$	US$
Numerator:
Net loss available to ordinary shareholders	(2,359,844)	(5,137,064)	(6,157,779)	(4,834,474)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	9,075,989	10,537,688	12,610,917	12,610,917
Loss per ordinary share:
Basic and diluted	(0.26)	(0.49)	(0.49)	(0.38)

The Company has two classes of ordinary shares outstanding: Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares are entitled to receive dividends when and if declared and distributions upon liquidation. Holders of Class B Ordinary Shares are not entitled to receive dividends or participate in distributions and, accordingly, the Company considers the Class B Ordinary Shares to be non-participating in nature.

The Company evaluates the presentation of earnings (loss) per share in accordance with ASC 260, Earnings Per Share, taking into consideration the rights and characteristics of each class of ordinary shares, therefore EPS is only calculated for Class A Ordinary Shares as it’s participative in nature and EPS for Class B Ordinary Shares was nil.

For the periods presented, the Company incurred net losses and no dividends or distributions were declared or paid. The Company will continue to evaluate the presentation of earnings (loss) per share in future reporting periods based on the rights and characteristics of each class of ordinary shares and the applicable guidance in ASC 260.

18	Commitments and Contingencies

For the details on future minimum lease payment under the non-cancellable operating leases as of April 30, 2026, please refer to Note 9 set forth in the Notes to the Consolidated Financial Statements.

As of April 30, 2025 and 2026, the Company did not have any capital commitments and contingencies.

19	Subsequent events

The Company has assessed all subsequent events through the date that the consolidated financial statements were issued and other than the following, there are no further material subsequent events that require disclosure in these consolidated financial statements.

On August 11, 2026, the Company filed a registration statement on Form F-1/A with the U.S. Securities and Exchange Commission in connection with a proposed offering of Class A ordinary shares and warrants to purchase Class A ordinary shares. As of the date these consolidated financial statements were issued, the registration statement had not been declared effective, and the terms, timing and completion of the proposed offering remained subject to market conditions and other customary conditions. Accordingly, no adjustment relating to the proposed offering has been recognized in the consolidated financial statements.

On July 21, 2026, the Company issued a notice convening an extraordinary general meeting of shareholders to consider and vote upon proposals to (i) increase the Company’s authorized share capital and (ii) authorize the Board of Directors, in its discretion, to implement one or more share consolidations during the two-year period following the meeting, subject to a maximum cumulative consolidation ratio of 15-to-1. The meeting, originally scheduled for August 18, 2026, was subsequently postponed and rescheduled to August 31, 2026. As of the date these consolidated financial statements were issued, the proposals remained subject to shareholder approval and no share consolidation had been implemented. Accordingly, these matters were treated as non-recognized subsequent events and did not result in any adjustment to the consolidated financial statements for the year ended April 30, 2026.

